Exhibit 99.2

NORBORD / 2018

ANNUAL REPORT

Norbord Inc. is the world’s largest producer of oriented strand board (OSB), with assets of $1.9 billion. We employ approximately 2,700 people at 17 plant locations in the US, Canada and Europe.

Norbord is a publicly traded company listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol OSB.

North America

Norbord manufactures OSB for home construction, repair and remodelling, and specialty applications (including industrial and export end uses). Norbord owns 13 OSB mills in North America located in the Southern US, Western Canada, Quebec, Ontario and Minnesota. Norbord employs approximately 1,900 people in North America.

Europe

Norbord is the UK’s largest producer of wood-based panel products. Our European mills manufacture a range of OSB, medium density fibreboard (MDF) and particleboard products for the home construction, furniture and do-it-yourself markets. In Europe, the Company employs approximately 800 people and operates three mills in the UK and one in Belgium

Contents

1	Financial Highlights
2	Letter to Shareholders
4	2018 Financial Table of Contents
5	Management’s Discussion and Analysis
42	Consolidated Financial Statements
74	Five-Year Historical Review
75	Selected Quarterly Information
77	Glossary
78	Board of Directors
78	Senior Management
79	Corporate Information

Unless otherwise noted, all information in this

annual report is as of January 31, 2019.

Financial Highlights

Years ended December 31

(US $ millions, except per share information, unless otherwise noted)	2018	2017	2016
SALES AND EARNINGS
Sales	2,424	2,177	1,766
Operating income	504	549	280
Adjusted EBITDA(1)	724	672	385
Earnings (loss)	371	436	183
Adjusted earnings(1)	412	389	174
PER COMMON SHARE EARNINGS
Earnings, basic	4.29	5.06	2.14
Earnings, diluted	4.27	5.03	2.13
Adjusted earnings, basic(1)	4.76	4.51	2.03
Adjusted earnings, diluted (1)	4.74	4.99	2.02
Dividends declared(2)	6.30	1.50	0.40
BALANCE SHEET
Total assets	1,942	2,103	1,799
Long-term debt(3)	550	548	746
Net debt for financial covenant purposes(1)	435	333	619
Net debt to capitalization, market basis(1)	13%	11%	25%
Net debt to capitalization, book basis(1)	28%	21%	41%
KEY STATISTICS
Shipments (MMsf–3/8”)
North America	6,484	6,066	5,888
Europe	1,825	1,867	1,779
Indicative average OSB price
North Central ($/Msf–7/16”)	351	353	269
South East ($/Msf–7/16”)	315	330	245
Western Canada ($/Msf–7/16”)	307	326	234
Europe (€/m3)(4)	294	239	233
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	47%	45%	27%
Return on equity (ROE)(1)	42%	47%	30%
Cash provided by operating activities	608	608	313
Cash provided by operating activities per share(1)	7.03	7.05	3.66
Stock price (TSX) (C $)
High	58.46	51.75	35.67
Low	32.29	31.38	19.90
Close	36.30	42.55	33.91
Average daily stock TSX trading volume (in thousands)	363	233	177
Average daily stock NYSE trading volume (in thousands)(5)	165	46	12

(1)	Non-IFRS measure; see the Non-IFRS Financial Measures section on page 37.
(2)	Dividends declared per share stated in Canadian dollars.
(3)	Includes current and non-current long-term debt.
(4)	European indicative average OSB price represents the gross delivered price to the largest continental market.
(5)	Norbord listed its shares on NYSE effective February 19, 2016.

NORBORD 2018 ANNUAL REPORT    1

To Our Shareholders,

2018 was the best financial year in Norbord’s history. Our company delivered a record $724 million of Adjusted EBITDA as we produced and shipped more product from our mills and North American OSB prices remained well above historical trends for much of the year. Our European business had an excellent year, more than doubling its EBITDA contribution to $86 million. Our success enabled us to return more than half a billion dollars to our shareholders through a combination of dividends and share buybacks.

These results were underpinned by solid operational performance across the Company, as seven of our mills set annual production records. Most importantly, our employees continued to work safely and achieved an OSHA recordable injury rate of 0.78. We are encouraged that our employees continue to prioritize safety, even as we invested more than $200 million in productivity and cost reduction initiatives at our mills. These investments will also support our ongoing efforts to expand our specialty product sales. The exceptional operating cash flow we generated last year preserved our strong balance sheet and we ended the year with $490 million of liquidity, including more than $125 million in cash.

While 2018 was a banner year for Norbord, US housing sentiment turned negative in the fall and this affected stock market perceptions of companies in our industry. In November, December and January, we saw this as a compelling opportunity to buy back 5.2 million of our shares at prices which we believe are significantly below their intrinsic value – a strategic use of our capital to enhance shareholder value.

Our perspective on the markets

In 2018, we experienced significant volatility in North American OSB prices that is not unusual in our industry. Let me put this recent market volatility in context. The first half of 2018 saw an extraordinary increase in benchmark OSB prices due to a combination of strong demand growth and weather-related logistics issues which constrained supply, particularly in the west. The weather improved and logistics issues were resolved in time for the spring homebuilding season, but by the fall, the pace of US housing growth began to slow as home buyers were faced with higher home prices and rising mortgage interest rates. As the year drew to a close and we entered the seasonally slowest time of year, particularly wet weather in the US south further constrained homebuilding activity and OSB demand.

This market volatility was reflected in our 2018 financial results, with well above average Adjusted EBITDA in the first three quarters of the year followed by below average results in the fourth quarter, which continued into January.

We continue to share the view of housing experts that the industry is experiencing a temporary pause rather than a directional shift. The underlying market fundamentals remain supportive with low unemployment and solid wage growth underpinning consumer confidence and household formation finally moving back above the long-term average. US housing starts continue to grow, albeit at a modest pace, with the experts’ current forecast averaging 1.28 million starts for 2019. Demand for lower-cost entry-level homes remains particularly strong, though we believe home builders need time to adapt their offerings to meet this need. Mortgage interest rates increased by more than 1% (from just under 4% to approximately 5%) during 2018, but have since moderated down about half a percent.

2    NORBORD 2018 ANNUAL REPORT

Outside of housing, we see continued solid growth in other OSB end uses; 83% of our incremental 2018 volumes were specialty and non-commodity products. We have been investing to support the production and sale of more OSB for non-traditional end uses and we believe this will support further North American OSB demand growth.

The picture in Europe is even more favourable. Strong demand growth driven by increasing substitution for imported panels contributed to our outstanding European results in 2018, and we expect this trend to continue. The new finishing end at our Inverness, Scotland OSB mill is now complete and will unlock the capacity of the modernized and expanded press line. Further, our Board has approved an incremental £35 million investment at Inverness to add a second stranding and drying line to the mill. The expanded mill layout was predisposed for this next phase of growth which will allow us to continue steadily increasing our production volume in each of the next five years to support our European customers’ growing needs.

Priorities for 2019

We will continue to manage the business by closely aligning to the needs of our customers. We took more than 130 mill-days of downtime during the fourth quarter of 2018 and will continue to produce only what we can sell.

For 2019, we have budgeted approximately $150 million for ongoing investments in our mills to reduce manufacturing costs and ensure we can support growth in our specialty product sales. The budget includes a portion of the Inverness phase 2 investment. We will also continue to prepare our Chambord, Quebec mill for an eventual restart, though no decision has been made about the timing. Work on the long lead-time items is well underway and, similar to our approach at Huguley, Alabama, we will continue to manage the pace of the rebuild based on market conditions.

Norbord has a track record of superior returns on invested capital versus our peers and we have returned over $1.5 billion in cash to our shareholders over the past 15 years, through both dividends and share buybacks. We remain committed to returning excess cash to shareholders, and our variable dividend policy gives us the flexibility to prudently balance capital allocation decisions with the inherent cyclicality in our business.

With record annual earnings, strong operational and sales performance, and excellent customer relationships, we continue to be a clear leader in the OSB industry. Our diversification strategy is designed to mitigate volatility and deliver value even in times of market uncertainty. Combined with our strong balance sheet and liquidity, we believe Norbord is well positioned for the year ahead.

We believe it is an excellent time to be invested in Norbord and thank our shareholders for their continuing support.

Peter Wijnbergen

President & CEO

This letter includes forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance, market outlook, and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “expect,” “suggest,” “support,” “believe,” “should,” “potential,” “likely,” “continue,” “forecast,” “plan,” “indicate,” “consider,” “future,” or variations of such words and phrases or statements that certain actions “may,” “could,” “must,” “would,” “might,” or “will” be undertaken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. See the cautionary language in the Forward-Looking Statements section of the 2018 Management’s Discussion and Analysis dated January 31, 2019 on page 42.

See the Non-IFRS Financial Measures section on page 37.

NORBORD 2018 ANNUAL REPORT    3

2018 Financial Table of Contents

Management’s Discussion and analysis
Introduction	5
Business Overview	6
Strategy	7
Summary	9
2017 Comparison Against 2016	11
Outlook for 2019	12
Results of Operations	12
Finance Costs, Interest Income, Depreciation and Amortization, and Income Tax	16
Liquidity and Capital Resources	17
Investments	19
Capitalization	21
Transactions with Related Parties	22
Selected Quarterly Information	24
Fourth Quarter Results	27
Financial Policies	29
Changes in Accounting Policies	30
Future Changes in Accounting Policies	30
Significant Accounting Policies, Judgements and Estimates	31
Risks and Uncertainties	32
Assessment of and Changes in Internal Controls and Disclosure Controls over Financial Reporting	36
Non-IFRS Financial Measures	36
Forward-Looking Statements	41

Consolidated Financial Statements
Management’s Responsibility for the Financial Statements	42
Independent Auditors’ Report	43
Management’s Report on Internal Control over Financial Statements	44
Independent Auditors’ Report on Internal Control	45
Consolidated Balance Sheets	46
Consolidated Statements of Earnings	47
Consolidated Statements of Comprehensive Income	47
Consolidated Statements of Changes in Shareholders’ Equity	48
Consolidated Statements of Cash Flows	49
Notes to the Consolidated Financial Statements	50

4    NORBORD 2018 ANNUAL REPORT

JANUARY 31, 2019

Management’s Discussion and Analysis

INTRODUCTION

This Management’s Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord’s performance during 2018 relative to 2017. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as at and for the years ended December 31, 2018 and 2017.

In this MD&A, “Norbord” or “the Company” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc. or any of its consolidated subsidiaries and affiliates, a related party by virtue of holding a significant equity interest in the Company.

Additional information on Norbord, including the Company’s annual information form and other documents publicly filed by the Company, is available on the Company’s website at www.norbord.com, the System for Electronic Document Analysis and Retrieval (SEDAR) administered by the Canadian Securities Administrators (the CSA) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) section of the US Securities and Exchange Commission (the SEC) website at www.sec.gov/edgar.shtml.

Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the CSA. The Company is an eligible issuer under the Multijurisdictional Disclosure System (MJDS) and complies with the US reporting requirements by filing its Canadian disclosure documents with the SEC. As an MJDS issuer, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of the CSA, whose requirements are different from those of the SEC.

To enhance shareholders’ understanding, certain three-year historical financial and statistical information is presented. Norbord’s significant accounting policies and other financial disclosures are contained in the audited financial statements and accompanying notes. All financial references in the MD&A are stated in US dollars unless otherwise noted.

In evaluating the Company’s business, management uses non-International Financial Reporting Standards (IFRS) financial measures which, in management’s view, are important supplemental measures of the Company’s performance and believes that they are frequently used by investors, securities analysts and other interested persons in the evaluation of Norbord and other similar companies. In this MD&A, the following non-IFRS financial measures have been used: Adjusted EBITDA, Adjusted EBITDA margin, Adjusted earnings (loss), Adjusted earnings (loss) per share, cash provided by operating activities per share, operating working capital, total working capital, capital employed, return on capital employed (ROCE), return on equity (ROE), net debt for financial covenant purposes, tangible net worth, net debt to capitalization, book basis, and net debt to capitalization, market basis. These non-IFRS financial measures are described in the Non-IFRS Financial Measures section. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies that may have different financing and capital structures and/or tax rates. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is also provided.

NORBORD 2018 ANNUAL REPORT    5

BUSINESS OVERVIEW

Norbord is a leading global manufacturer of wood-based panels with 17 mills in the United States (US), Canada and Europe. Norbord is the largest global producer of oriented strand board (OSB) with annual capacity of 9 billion square feet (Bsf) (3/8-inch basis). In North America, Norbord owns 13 OSB mills located in the Southern region of the US, Western Canada, Quebec, Ontario and Minnesota. In Europe, the Company operates an OSB mill, two particleboard production facilities and one medium density fibreboard (MDF) production facility in the United Kingdom (UK), and one OSB mill in Belgium and is the UK’s largest panel producer. The Company reports its operations in two geographic segments, North America and Europe, with 79% of its panel production capacity in North America and 21% in Europe. Norbord’s business strategy is focused entirely on the wood-based panels sector – in particular OSB – in North America, Europe and Asia. Norbord employed approximately 2,700 people at December 31, 2018.

The table below summarizes the estimated annual production capacity (installed capacity), in millions of square feet (MMsf) (3/8-inch basis), at year-end for each mill:

(MMsf–3/8”)	Estimated Annual Capacity at Year-End 2018
OSB
100 Mile House, British Columbia	440
Barwick, Ontario	510
Bemidji, Minnesota(1)	550
Chambord, Quebec(1,2)	550
Cordele, Georgia(1)	1,040
Genk, Belgium	450
Grande Prairie, Alberta(1)	830
Guntown, Mississippi	450
High Level, Alberta	860
Huguley, Alabama	500
Inverness, Scotland	720
Jefferson, Texas(1)	500
Joanna, South Carolina	650
La Sarre, Quebec(1)	500
Nacogdoches, Texas(1)	420

	8,970	(1)

Particleboard
Cowie, Scotland	405
South Molton, England	160

	565

MDF
Cowie, Scotland	380

	380

Total Panels	9,915

(1)	Norbord’s total OSB capacity increased by 560 MMsf-3/8” effective December 31, 2018 based on recent capital investments and improved efficiency.
(2)

In November 2016, Norbord exchanged ownership of its Val-d’Or OSB mill for Louisiana-Pacific Corporation’s curtailed Chambord OSB mill (the Asset Exchange). Production at Chambord has been curtailed since the third quarter of 2008.

6    NORBORD 2018 ANNUAL REPORT

STRATEGY

Norbord’s business strategy is focused entirely on the wood panels sector – in particular OSB – in North America and Europe. Norbord’s financial goal is to achieve top-quartile ROCE among North American forest products companies over the business cycle and the Company believes it has met this goal.

Protecting the balance sheet is an important element of Norbord’s financing strategy. Management believes that its record of superior operational performance, disciplined capital allocation and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions). In this regard, Norbord accomplished the following in 2018:

Financial Goal	2018 Accomplishments
1. Generate cash.	•	Achieved Adjusted EBITDA of $724 million, up from $672 million in 2017, and ROCE of 47% compared to 45% in 2017.

	•	Increased North American Adjusted EBITDA to $652 million from $638 million in 2017, benefiting from 7% higher shipment volume.

	•	More than doubled European Adjusted EBITDA from $41 million in 2017 to $86 million, benefiting from higher panel prices.

	•	Generated operating cash flow of $608 million, in line with 2017.

2. Protect the balance sheet.	•	Moody’s Investors Service confirmed the Company’s issuer credit rating at Ba1 with a Stable outlook. Standard & Poor’s Ratings Services confirmed at BB and upgraded outlook from Stable to Positive. DBRS confirmed at BB and upgraded outlook from Stable to Positive.

	•	Ended the year with unutilized liquidity of $490 million (including $128 million in cash and cash equivalents), net debt to capitalization on a book basis of 28% and tangible net worth of $1,132 million.

NORBORD 2018 ANNUAL REPORT    7

The table below summarizes the six key components of Norbord’s business strategy and its performance in each area in 2018:

Strategic Priority	2018 Performance
1. Develop a world-class safety culture.	•	Completed Occupational Safety and Health Administration (OSHA) recordable injury-free year at two mills (Grande Prairie, Alberta and Nacogdoches, Texas).

	•	Recertified La Sarre, Quebec and Jefferson, Texas mills under Norbord’s updated Safety Star program.

	•	Achieved an overall OSHA recordable injury rate of 0.78 per 100 full-time employees for 2018, in line with 2017 performance.

2. Pursue growth in OSB.	•	Increased production volume at North American OSB and European panel mills by 5% and 2%, respectively, over 2017.

	•	Set annual production records at seven of 16 operating mills: Cordele, Georgia; High Level, Alberta; Jefferson, Texas; La Sarre, Quebec; Nacogdoches, Texas; Genk, Belgium; and Inverness, Scotland.

	•	Completed debottlenecking project at Grande Prairie, Alberta mill, which increased stated capacity by 100 MMsf (3/8-inch basis).

	•	Commenced capital investment required to prepare curtailed Chambord, Quebec mill for eventual restart when warranted by customer demand.

3. Own high-quality assets with low-cost positions.	•	Completed sixth year of capital reinvestment strategy, focused on improving productivity and product mix, and reducing manufacturing costs.

	•	Renegotiated five-year and six-year union contracts at Barwick, Ontario and 100 Mile House, British Columbia mills, respectively, on competitive terms.

4. Maintain a margin-focused operating culture.	•	Margin Improvement Program (MIP) gains from richer product mix and improved productivity were offset by higher maintenance-related costs, raw material usages and costs associated with executing on strategic capital and sales growth initiatives. These costs included adding in-house technical and engineering expertise and investing in sales, marketing and production resources. Further, the excellent ramp-up of the Huguley, Alabama and Inverness, Scotland mills was excluded from 2018 MIP calculation.

5. Focus on growth customers through best-in-class service and product development.	•	Increased North American shipments by 7% with 83% of the growth from non-commodity products.
	•	Specialty products, which encompass industrial and export end uses, represent 25% of the 7% higher total shipments.
	•	Increased OSB shipments to the Company’s core UK market by 6%.

6. Allocate capital with discipline.	•	Invested $204 million in capital projects to maintain the Company’s assets and high standards for environmental and safety performance, improve production efficiency and reduce manufacturing costs.

	•	Paid out total dividends of $412 million including C $4.50 per share during third quarter reflecting exceptionally strong free cash flow generation during second quarter.

	•	Repurchased 3.8 million common shares under Normal Course Issuer Bid (NCIB), returning $102 million cash to shareholders. In January 2019, repurchased an additional 1.4 million common shares for $38 million, exhausting the current NCIB limit.

8    NORBORD 2018 ANNUAL REPORT

SUMMARY

(US $ millions, except per share information, unless otherwise noted)	2018	2017	2016
SALES AND EARNINGS
Sales	2,424	2,177	1,766
Operating income	504	549	280
Adjusted EBITDA(1)	724	672	385
Earnings	371	436	183
Adjusted earnings(1)	412	389	174
PER COMMON SHARE EARNINGS
Earnings, basic	4.29	5.06	2.14
Earnings, diluted	4.27	5.03	2.13
Adjusted earnings, basic(1)	4.76	4.51	2.03
Adjusted earnings, diluted(1)	4.74	4.49	2.02
Dividends declared(2)	6.30	1.50	0.40
BALANCE SHEET
Total assets	1,942	2,103	1,799
Long-term debt(3)	550	548	746
Net debt for financial covenant purposes(1)	435	333	619
Net debt to capitalization, market basis(1)	13%	11%	25%
Net debt to capitalization, book basis(1)	28%	21%	41%
KEY STATISTICS
Shipments (MMsf–3/8”)
North America	6,484	6,066	5,888
Europe	1,825	1,867	1,779
Indicative average OSB price
North Central ($/Msf–7/16”)	351	353	269
South East ($/Msf–7/16”)	315	330	245
Western Canada ($/Msf–7/16”)	307	326	234
Europe (€/m3)(4)	294	239	233
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	47%	45%	27%
Return on equity (ROE)(1)	42%	47%	30%
Cash provided by operating activities	608	608	313
Cash provided by operating activities per share(1)	7.03	7.05	3.66

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
(2)	Dividends declared per share stated in Canadian dollars.
(3)	Includes current and non-current long-term debt.
(4)	European indicative average OSB price represents the gross delivered price to the largest continental market.

Total sales increased by $247 million or 11% in 2018 primarily due to higher shipment volumes in North America and higher European panel prices.

North American OSB demand continued to improve, driven by a gradual increase in new home construction and strong growth in repair-and-remodel and industrial end uses. Full-year housing starts data for 2018 has not yet been published due to the US government shutdown. As of November 2018, year-to-date US housing starts were up 5% compared to 2017, with single-family starts 4% higher. The North American North Central OSB benchmark price averaged $351 per thousand square feet (Msf) (7/16-inch basis) in 2018, down 1% versus 2017, while the South East OSB benchmark price averaged $315 per Msf, down 5% versus 2017, and the Western Canada OSB benchmark price averaged $307 per Msf, down 6% versus 2017. Supported by the production from the Huguley, Alabama mill, which restarted in the fourth quarter of 2017, Norbord’s North American shipment volume increased 7% in 2018 to meet increasing customer demand.

NORBORD 2018 ANNUAL REPORT    9

Norbord’s European panel business generated very strong financial results despite the continued uncertainty from the “Brexit” (UK withdrawal from the European Union) referendum result, as economic fundamentals in the Company’s core markets in the UK and Germany remained robust. Norbord’s European total panel shipment volume decreased by 2% in 2018 due to changes in product mix.

Against this market backdrop, Norbord generated operating income of $504 million in 2018, down from $549 million in 2017, and Adjusted EBITDA of $724 million in 2018, up from $672 million in 2017 primarily due to higher realized North American OSB pricing despite lower benchmark prices and higher European panel prices, and increased North American shipment volumes, partially offset by higher raw material prices, higher maintenance costs, and costs to ramp up the new Inverness, Scotland line. Included in operating income in 2018 is a pre-tax non-cash impairment of assets charge of $80 million (see 100 Mile House below). On the controllable side of the business, MIP gains from richer product mix and improved productivity were offset by higher maintenance-related costs, raw material usages and costs associated with executing on strategic capital and sales growth initiatives. These costs included adding in-house technical and engineering expertise and investing in sales, marketing and production resources.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	2018	2017	2016
Earnings	$371	$436	$183
Add: Finance costs	37	32	52
Less: Interest income	(4)	—	—
Add: Depreciation and amortization	134	107	94
Add: Income tax expense	100	81	61
Add: Impairment of assets	80	—	—
Add: Loss on disposal of assets	2	12	—
Add: Stock-based compensation and related costs	4	3	2
Add: Pre-operating costs related to Inverness project	—	1	—
Less: Gain on Asset Exchange	—	—	(16)
Add: Other costs incurred to achieve merger synergies	—	—	8
Add: Costs related to High Level fire	—	—	1

Adjusted EBITDA(1)	$724	$672	$385

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

Norbord recorded earnings of $371 million ($4.29 per basic share and $4.27 per diluted share) in 2018 versus $436 million ($5.06 per basic share and $5.03 per diluted share) in 2017. Excluding the impact of non-recurring or other items and using a normalized Canadian statutory tax rate, Norbord recorded Adjusted earnings of $412 million ($4.76 per basic share and $4.74 per diluted share) in 2018, compared to $389 million ($4.51 per basic share and $4.49 per diluted share) in 2017. Adjusted earnings improved in 2018 primarily due to the higher Adjusted EBITDA.

10    NORBORD 2018 ANNUAL REPORT

The following table reconciles Adjusted earnings to the most directly comparable IFRS measure:

(US $ millions)	2018	2017	2016
Earnings	$371	$436	$183
Add: Impairment of assets	80	—	—
Add: Loss on disposal of assets	2	12	—
Add: Stock-based compensation and related costs	4	3	2
Add: Pre-operating costs related to Inverness project	—	1	—
Less: Gain on Asset Exchange	—	—	(16)
Add: Other costs incurred to achieve merger synergies	—	—	8
Add: Costs related to High Level fire	—	—	1
Add: Reported income tax expense	100	81	61

Adjusted pre-tax earnings	557	533	239
Less: Income tax expense at statutory rate(1)	(145)	(144)	(65)

Adjusted earnings(2)	$412	$389	$174

(1)	Represents Canadian combined federal and provincial statutory rate (2018 – 26%; 2017 and 2016 – 27%).
(2)	Non-IFRS measure; see Non-IFRS Financial Measures section.

ROCE was 47% compared to 45% in the prior year. ROCE is a non-IFRS measurement of financial performance, focusing on cash generation and the effective use of capital. As Norbord operates in a cyclical commodity business, it interprets ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management (see Non-IFRS Financial Measures section). Over the past three years, Norbord’s ROCE has ranged from 27% to 47% and has averaged 24% over the past 15 years. Norbord remains well positioned to benefit from increasing demand for OSB from non-traditional end uses in North America and growing demand in the Company’s core European markets in the years ahead.

2017 COMPARISON AGAINST 2016

In 2017, sales increased by $411 million or 23% from 2016. In North America, sales increased by 28% due to significantly higher prices and a 3% increase in shipment volumes. Average North Central, South East and Western Canada OSB benchmark prices increased by $84, $85 and $92 per Msf, respectively, which represent increases of 31%, 35% and 39%, respectively, compared to 2016. In Europe, sales increased by 6% due to higher panel prices and a 5% increase in shipment volumes, partially offset by the foreign exchange impact of a weaker Pound Sterling relative to the US dollar.

Against this market backdrop, Norbord generated operating income of $549 million in 2017, up significantly from $280 million in 2016, and Adjusted EBITDA of $672 million in 2017 versus $385 million in 2016 primarily due to higher North American OSB and European panel prices and increased shipment volumes, partially offset by higher resin prices, higher profit share costs attributed to higher earnings, higher maintenance costs, and costs related to preparing the Huguley, Alabama mill for restart. On the controllable side of the business, Norbord generated $12 million of MIP gains in 2017, measured relative to 2016 at constant prices and exchange rates, primarily from improved productivity and lowerraw material usage despite offsets from higher maintenance costs incurred to ensure mill production reliability instrong markets.

Norbord recorded earnings of $436 million ($5.06 per basic share and $5.03 per diluted share) in 2017 versus $183 million ($2.14 per basic share and $2.13 per diluted share) in 2016. Excluding the impact of non-recurring or other items and using a normalized Canadian statutory tax rate, Norbord recorded Adjusted earnings of $389 million ($4.51 per basic share and $4.49 per diluted share) in 2017, compared to $174 million ($2.03 per basic share and $2.02 per diluted share) in 2016. Adjusted earnings improved in 2017 primarily due to the higher Adjusted EBITDA.

NORBORD 2018 ANNUAL REPORT    11

OUTLOOK FOR 2019

US housing starts remain below the long-term annual average of 1.5 million and have been recovering more gradually than in any prior cycle. Industry experts are forecasting US housing starts ranging from 1.27 million to 1.31 million in 2019, with an average of 1.28 million, which would represent a modest increase of 1% over 2018. In addition, Norbord expects continued solid growth in repair-and-remodel and industrial demand in 2019. According to the APA – The Engineered Wood Association (APA), the North American OSB industry produced approximately 23.5 Bsf (3/8-inch basis) in 2018, which is approximately 87% of the OSB industry’s operating production capacity. Most industry experts expect this ratio to remain stable in 2019, with increasing demand absorbing the additional supply from the five mills (three idle, two greenfield) that came online in the last two years. Although Norbord has commenced rebuilding and preparing its indefinitely curtailed mill in Chambord, Quebec for an eventual restart, the Company has not yet made a restart decision, and will only do so when it is sufficiently clear that customers require more product.

The economic fundamentals in Norbord’s core European markets (UK, Germany, BeNeLux) remain robust. Both UK and German housing starts were in line with the prior year. Due to the continued weakened Pound Sterling during the post-Brexit referendum period, the cost of imported panels has been rising, which is keeping UK domestically produced panels more competitive. Norbord expects to produce more OSB in 2019 as the new finishing end in Inverness, Scotland is complete and is being commissioned, which will debottleneck the new larger production line that started up during the fourth quarter of 2017.

On the input cost side, raw material prices are expected to rise slightly in 2019 as resin and wax prices move with increasing oil prices. As in previous years, Norbord will continue to pursue aggressive MIP initiatives to reduce raw material usage and improve productivity to offset inflation and other uncontrollables in its manufacturing cost structure.

Norbord is planning to make capital investments of approximately $150 million in 2019 for maintenance of business projects and projects focused on reducing manufacturing costs across the Company’s mills, as well as continuing to advance the Company’s specialty products strategy.

Norbord’s strong balance sheet, competitive cost position, diversified sales strategy and solid customer partnerships leave the Company well positioned for the years ahead.

RESULTS OF OPERATIONS

(US $ millions, unless otherwise noted)	2018	2017
Sales	2,424	2,177
Adjusted EBITDA(1)	724	672
Adjusted EBITDA margin(1)	30%	31%
Depreciation and amortization	134	107
Additions to property, plant and equipment and intangible assets	205	257

Shipments (MMsf–3/8”)	8,309	7,933
Indicative Average OSB Price
North Central ($/Msf–7/16”)	351	353
South East ($/Msf–7/16”)	315	330
Western Canada ($/Msf–7/16”)	307	326
Europe (€/m3)(2)	294	239

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
(2)	European indicative average OSB price represents the gross delivered price to the largest continental market.

Markets

North America is the principal market destination for Norbord’s products. North American OSB comprised 78% of Norbord’s panel shipments in 2018. Therefore, results of operations are most affected by changes in North American OSB prices and demand. However, Norbord continues to execute on its recent strategy of expanding North American sales of OSB into new specialty applications to complement the existing strong commodity products business. Europe comprised 22% of total shipments in 2018. European panel prices have historically been less volatile than North American prices, and therefore affect Norbord’s results to a lesser degree.

12    NORBORD 2018 ANNUAL REPORT

Shipments

(MMsf–3/8”)	2018	2017
North America	6,484	6,066
Europe	1,825	1,867

Total	8,309	7,933

North America

According to the APA, new home construction is the largest end use for the OSB industry in North America, accounting for approximately 57% of OSB consumption in 2018. Full-year housing start data for 2018 has not yet been published due to the US government shutdown. As of November 2018, year-to-date US housing starts were up 5% versus the same period in 2017, and the seasonally adjusted annualized pace of permits, the more forward-looking indicator, was 1.33 million. Single-family starts (which use approximately three times more OSB than multi-family) increased by 4%, and represented 70% of total starts, down slightly from 71% in 2017. Despite the significant rebound in new home construction since the low of 0.55 million in 2009, US housing starts remain below the long-term annual average of 1.5 million. For context, 100,000 housing starts consume approximately 1 Bsf (3/8-inch basis) of structural panels (OSB and plywood).

According to the APA, North American OSB production increased by 4% in 2018 to approximately 23.5 Bsf (3/8-inch basis), representing 68% of total North American structural panel production and 87% of the OSB industry’s operating production capacity (82% of industry installed capacity). This compares to an estimated operating rate of 91% in 2017. Plywood production, the other main structural panel, decreased by 2% to approximately 10.8 Bsf (3/8-inch basis).

North American benchmark OSB prices remained well above historical averages for most of 2018. Benchmark OSB prices increased steadily in the first half of the year due to increased demand and logistics constraints caused by poor weather before declining in the fall as homebuyers adjusted to higher home prices and mortgage interest rates. The North Central benchmark OSB price ranged from a high of $445 per Msf (7/16-inch basis) in June to a low of $203 per Msf in December and averaged $351 per Msf for the year. The table below summarizes benchmark OSB prices by region for the relevant years:

North American Region	% of Norbord’s Estimated Annual Operating Capacity(1)	2018 ($/Msf–7/16”)	2017 ($/Msf–7/16”)
North Central	14%	$351	$353
South East	38%	315	330
Western Canada	30%	307	326

(1)	Capacity figures based on the periods presented and exclude the indefinitely curtailed Chambord, Quebec mill, which represented 6% of estimated annual capacity.

Norbord’s North American shipment volume increased by 7% in 2018. Approximately half of Norbord’s sales volume went to the new home construction sector in 2018, in line with the previous year. The other half went into repair-and-remodelling, light commercial construction and specialty applications (which include industrial and export end uses). Management believes that this diversification provides opportunities to maximize profitability while limiting the Company’s relative exposure to the new home construction segment during periods of soft housing activity.

Europe

In Europe, Norbord’s core panel markets remained robust, with continued OSB demand growth in key markets. In the UK, where three of Norbord’s four European mills are located, GDP growth was 1.3%, unemployment remained low at 4.2% and housing starts activity was steady. In Germany, Norbord’s largest continental European market, GDP growth was 1.6% while housing starts were in line with the previous year. Norbord’s European shipment volume decreased by 2% due to changes in product mix and in local currency terms, average panel prices for the full year improved 24% from 2017.

Historically, the UK has been a net importer of panel products and Norbord is the largest domestic producer. A weaker Pound Sterling relative to the Euro is advantageous to Norbord’s primarily UK-based operations as it improves sales opportunities within the UK and supports Norbord’s export program into the continent. In 2018, the Pound Sterling weakened from a high of 1.16 to a low of 1.10 versus the Euro and averaged 1.13 compared to 1.14 in 2017.

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Sales

(US $ millions)	2018	2017
North America	$1,907	$1,747
Europe	517	430

Total	$2,424	$2,177

Total sales increased by $247 million or 11% in 2018. In North America, sales increased by 9% primarily due to a 7% increase in shipment volumes and higher realized prices despite average North Central, South East and Western Canada OSB benchmark prices decreasing by $2, $15 and $19 per Msf, respectively, which represents a decrease of 1%, 5% and 6%, respectively, compared to 2017. In Europe, sales increased by 20% due to higher panel prices, partially offset by a 2% decrease in shipment volumes.

Production

(MMsf–3/8”)	2018	2017
North America	6,430	6,133
Europe	1,858	1,825

Total	8,288	7,958

Total production volume increased by 4% or 330 MMsf (3/8-inch basis). The Company ramped up its North American capacity to meet increased OSB demand and its European panel mills continued to run on full production schedules including the new larger Inverness line that remained bottlenecked by its old finishing end until the end of 2018 when new finishing end equipment came online.

North America

North American production volume increased by 5% or 297 MMsf (3/8-inch basis) in 2018 primarily due to the additional production from the Huguley, Alabama mill that restarted in October 2017. Annual production records were achieved at five mills including Cordele, Georgia; High Level, Alberta; Jefferson, Texas; La Sarre, Quebec; and Nacogdoches, Texas.

At year-end, Norbord restated its annual North American OSB mill capacity, reflecting higher production line speeds from converting to PMDI resin technology and subsequent capital invested over the past six years to debottleneck certain mills. The result was an increase of 560 MMsf (3/8-inch basis) or 7% of Norbord’s North American OSB capacity. Almost all of the Company’s production growth since 2015 has been shipped into value-added and specialty product end uses.

Production has remained indefinitely suspended at the Chambord, Quebec mill since the third quarter of 2008. In 2018, the Board of Directors approved a $71 million investment to rebuild and prepare the mill for an eventual restart when warranted by customer demand (see Chambord Rebuild Project). A restart decision has not yet been made, but Norbord will continue to monitor market conditions. This mill represents 7% of Norbord’s restated annual estimated capacity in North America.

Excluding the Chambord mill and the portion of 2017 that the Huguley mill was curtailed, Norbord’s operating mills produced at 95% of their stated capacity in 2018 compared to 96% in 2017. Including the indefinitely curtailed mills, Norbord’s mills produced at 89% of installed capacity in 2018, compared to 85% in 2017.

100 Mile House

The Company recorded a pre-tax non-cash impairment charge of $80 million against the carrying value of the 100 Mile House, British Columbia mill’s fixed assets as at December 31, 2018, reflecting the reduction in the annual allowable cut (timber allowed to be harvested from Crown lands each year) starting in 2019 and the longer-term trend of high wood costs in the region. The Company previously announced that it had temporarily suspended production at its mill due to a wood shortage in the second quarter of 2018, which was the result of nearby wildfires during the third quarter of 2017. The impairment charge was calculated as the difference between the carrying value of the mill’s fixed assets and its recoverable amount which is based on fair value less costs of disposal. The fair value less costs of disposal calculations use discounted cash flow projections that employ the key assumptions as outlined in the Significant Accounting Policies, Judgements and Estimates section. The Company considers a range of reasonably possible amounts to use for key assumptions and decides upon amounts that represent management’s best estimates. Subject to market conditions, the mill continues to operate and the Company remains able to keep wood supplied to the mill.

14    NORBORD 2018 ANNUAL REPORT

Europe

European production volume increased by 2% or 33 MMsf (3/8-inch basis). Annual production records were achieved at the OSB mills in Genk, Belgium and Inverness, Scotland. All of Norbord’s panel mills ran on full production schedules excluding maintenance and holiday shutdowns and produced at 88% of installed capacity in 2018. During the fourth quarter of 2017, Norbord’s stated annual production capacity for Europe was increased by 325 MMsf (3/8-inch basis), reflecting the substantial completion of the new line at Inverness, Scotland. Capacity utilization was 99% in 2017 (excluding the portion of the year that the new line at Inverness was being constructed).

Operating Results

Adjusted EBITDA(1) (US $ millions)	2018	2017
North America	$652	$638
Europe	86	41
Unallocated	(14)	(7)

Total	$724	$672

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

Norbord generated Adjusted EBITDA of $724 million in 2018, compared to $672 million in 2017. North American operations generated Adjusted EBITDA of $652 million compared to $638 million in the prior year. Norbord’s European operations generated Adjusted EBITDA of $86 million, up from $41 million in 2017.

North America

Norbord’s North American Adjusted EBITDA increased by $14 million primarily due to higher realized OSB prices despite lower benchmark prices and shipment volumes with a partial offset from higher resin prices, higher maintenance costs and the foreign exchange impact of a stronger Canadian dollar.

Europe

Norbord’s European operations delivered very strong results, benefiting from higher average panel prices. Adjusted EBITDA increased by $45 million as higher average panel prices were only partially offset by higher wood, resin and energy prices, and costs related to ramping up the new line at the Inverness, Scotland mill.

Corporate

The lower Adjusted EBITDA result in the Unallocated segment in 2017 was a result of gains from realized foreign currency monetary hedges.

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Adjusted EBITDA Variance

The components of the Adjusted EBITDA change are summarized in the variance table below:

(US $ millions)	2018 vs. 2017
Adjusted EBITDA – current period	$724
Adjusted EBITDA – comparative period	672

Variance	52

Mill nets(1)	100
Volume(2)	46
Key input prices(3)	(44)
Key input usage(3)	2
Mill profit share and bonus	(6)
Other operating costs and foreign exchange(4)	(46)

Total	$52

(1)	The mill nets variance represents the estimated impact of changes in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volume.
(2)	The volume variance represents the impact of shipment volume changes across all products.
(3)	The key inputs include fibre, resin, wax and energy.
(4)	The other operating costs and foreign exchange category covers all remaining variances including labour and benefits, maintenance, and costs to ramp up the new Inverness, Scotland line.

On the sales side, housing market activity, particularly in the US, influences OSB demand and pricing. Fluctuations in North American OSB demand and prices significantly affect Norbord’s results. In North America, sales increased by 9% primarily due to higher shipment volumes but also due to higher realized prices. In Europe, sales increased by 20% due to stronger average panel prices.

On the cost side, fluctuations in uncontrollable raw material prices significantly impact operating costs. In 2018, average resin prices were significantly higher than the prior year in both North America and Europe. Resin prices are indexed to widely used industrial chemicals derived from oil and gas products. North American and European fibre prices were higher also in 2018. Norbord does not own any timberlands; therefore, it purchases timber and wood chips as well as recycled wood materials on the open market in competition with other users of such resources, where prices are influenced by factors beyond Norbord’s control.

For 2018, MIP gains from richer product mix and improved productivity were offset by higher maintenance-related costs, raw material usages and costs associated with executing on strategic capital and sales growth initiatives. These costs included adding in-house technical and engineering expertise and investing in sales, marketing and production resources. MIP is measured against prior year at constant prices and exchange rates. Improved productivity and lower raw material usage at the restarted Huguley, Alabama and expanded Inverness, Scotland mills were considered uncontrollable in the first year of operations and therefore excluded from the 2018 MIP calculation. These mills are expected to generate MIP gains in 2019.

In 2018, Norbord’s North American OSB cash production costs per unit (excluding mill profit share) increased 4% over the prior year due to higher raw material prices and higher maintenance-related costs.

FINANCE COSTS, INTEREST INCOME, DEPRECIATION AND AMORTIZATION, AND INCOME TAX

(US $ millions)	2018	2017
Finance costs	$(37)	$(32)
Interest income	4	—
Depreciation and amortization	(134)	(107)
Income tax expense	(100)	(81)

16    NORBORD 2018 ANNUAL REPORT

Finance Costs

Finance costs increased in 2018 compared to 2017 primarily due to interest costs of $7 million capitalized on qualifying assets in 2017 partially offset by the repayment of the $200 million senior secured notes in February 2017.

The effective interest rate on Norbord’s debt-related obligations was 5.9% as at December 31, 2018 and December 31, 2017.

Interest Income

Interest income of $4 million (2017 – $nil) was earned during the year from cash on hand.

Depreciation and Amortization

Depreciation expense in 2018 was $27 million higher compared to 2017 due to higher production volumes, as the Company uses the units-of-production method for its production equipment, and the higher level of investment in production equipment in recent years.

Income Tax

A tax expense of $100 million was recorded in 2018 on the pre-tax earnings of $471 million and a tax expense of $81 million was recorded in 2017 on the pre-tax earnings of $517 million. The effective tax rate of 21% (2017 – 16%) differs from the Canadian statutory rate principally due to rate differences on foreign activities, fluctuations in relative currency values and the recognition of non-recurring income tax recoveries. In addition, as a result of the US tax reform legislation enacted in December 2017, the Company recognized a net income tax recovery of $35 million in 2017 on the remeasurement of deferred tax assets and liabilities due to the impact of the US federal tax rate reduction from 35% to 21%.

In 2018 and 2017, the Company made net cash tax payments of $117 million and $2 million, respectively.

At December 31, 2018, the Company has operating loss carryforwards of C $19 million expiring in 2037 and capital losses of C $126 million that can be carried forward indefinitely from operations in Canada. The Company also has operating loss carryforwards of €32 million from operations in Belgium that can be carried forward indefinitely. These loss carryforwards may be utilized before expiry to eliminate cash taxes otherwise payable and will preserve future cash flows. Certain benefits relating to the above losses have been recognized and included in deferred income tax assets in the consolidated financial statements. The Company reviews its deferred income tax assets at each balance sheet date and recognizes amounts that, in the judgement of management, are probable to be utilized.

LIQUIDITY AND CAPITAL RESOURCES

(US $ millions, except per share information, unless otherwise noted)	2018	2017
Cash provided by operating activities	$608	$608
Cash provided by operating activities per share(1)	7.03	7.05
Operating working capital(1)	88	127
Total working capital(1)	188	295
Additions to property, plant and equipment and intangible assets	205	257
Net debt to capitalization, market basis(1)	13%	11%
Net debt to capitalization, book basis(1)	28%	21%

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

At year-end, the Company had unutilized liquidity of $490 million, comprising $128 million in cash and cash equivalents, $237 million in revolving bank lines and $125 million undrawn under its accounts receivable securitization program. Norbord has no investments in, or other direct exposure to, US sub-prime mortgages, US auction rate securities or Canadian asset-backed commercial paper.

The Company’s outstanding long-term debt has a weighted average term of 3.3 years. Norbord’s net debt for financial covenant purposes was $435 million at December 31, 2018, which includes long-term debt of $555 million less cash and cash equivalents of $128 million plus letters of credit and guarantees of $8 million.

Senior Secured Notes Due 2020

The Company’s $240 million senior secured notes due December 2020 bear an interest rate of 5.375%.

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Senior Secured Notes Due 2023

The Company’s $315 million senior secured notes due April 2023 bear an interest rate of 6.25%.

Revolving Bank Lines

The Company has an aggregate commitment of $245 million which bears interest at money market rates plus a margin that varies with the Company’s credit rating. The maturity date of the aggregate commitment is May 2021. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with the holders of the 2020 and 2023 senior secured notes.

The bank lines contain two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis, of 65%. For the purposes of the tangible net worth calculation, the following adjustments have been made as at year-end:

•	the IFRS transitional adjustments to shareholders’ equity of $21 million at January 1, 2011 are added back;

•	changes to other comprehensive income subsequent to January 1, 2011 are excluded;

•	impairment of assets charge for 2018 is excluded;

•	intangible assets (other than timber rights and software acquisition and development costs) are excluded; and

•	the impact of the 2015 change in functional currency of Ainsworth on shareholders’ equity of $155 million is excluded.

Net debt for financial covenant purposes includes total debt, principal amount excluding any drawings on the accounts receivable securitization program, less cash and cash equivalents, plus letters of credit issued and any bank advances. At year-end, the Company’s tangible net worth was $1,132 million and net debt for financial covenant purposes was $435 million. Net debt to capitalization, book basis, was 28%. The Company was in compliance with the financial covenants at year-end.

Norbord’s capital structure at period-end consisted of the following:

(US $ millions)	Dec 31, 2018	Dec 31, 2017
Long-term debt, principal value	$555	$555
Less: Cash and cash equivalents	(128)	(241)

Net debt	427	314
Add: Letters of credit and guarantees	8	19

Net debt for financial covenant purposes	$435	$333

Shareholders’ equity	$823	$1,019
Add: Impairment of assets (net of tax)	59	—
Add: Other comprehensive income change(1)	74	53
Add: Impact of Ainsworth changing functional currencies	155	155
Add: IFRS transitional adjustments	21	21

Tangible net worth for financial covenant purposes	$1,132	$1,248

Total capitalization	$1,567	$1,581

Net debt to capitalization, market basis	13%	11%
Net debt to capitalization, book basis	28%	21%

(1)	Cumulative subsequent to January 1, 2011.

Debt Issue Costs

Amortization expense related to debt issue costs for 2018 was $2 million (2017 – $2 million).

Accounts Receivable Securitization

The Company has a $125 million multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust on a fully serviced basis for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.

18    NORBORD 2018 ANNUAL REPORT

At year-end, Norbord had transferred but continued to recognize $123 million in trade accounts receivable and recorded drawings of $nil relating to this financing program as other long-term debt. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount Norbord chooses to draw under the program at any point in time depends on the level of accounts receivable transferred, timing of cash settlements and fluctuates with the Company’s cash requirements. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes. The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs. During 2018, there were no drawings.

The securitization program contains no financial covenants. However, the program is subject to minimum credit rating requirements. The Company must maintain a long-term issuer credit rating of at least single B(mid) or the equivalent. As at January 31, 2019, Norbord’s ratings were BB (DBRS), BB (Standard & Poor’s Ratings Services) and Ba1 (Moody’s Investors Service).

Other Liquidity and Capital Resources

Operating working capital, consisting of accounts receivable, inventory and prepaids less accounts payable and accrued liabilities, decreased by $39 million during the year to $88 million at year-end, compared to $127 million at December 31, 2017. The year-over-year decrease was primarily due to lower accounts receivable and inventory, and higher accounts payable and accrued liabilities. Lower accounts receivable was primarily attributed to lower North American pricing and shipment volumes. Lower inventory was primarily a result of the timing of resin purchases. Higher accounts payable and accrued liabilities were primarily attributed to higher accrued capital expenditures, the timing of payments and higher mill profit share accruals attributed to higher earnings excluding the impairment charge. The Company aims to minimize the amount of capital held as operating working capital and continued to manage it at minimal levels throughout the year.

Total working capital, which includes operating working capital plus cash and cash equivalents and taxes receivable less taxes payable, was $188 million as at December 31, 2018, compared to $295 million at December 31, 2017. The decrease is primarily attributed to the lower cash balance and operating working capital, partially offset by the lower taxes payable.

Operating activities generated $608 million of cash or $7.03 per share in 2018, compared to $608 million or $7.05 per share in 2017. Cash generation has remained very strong as the higher Adjusted EBITDA and lower operating working capital were offset by higher tax payments in 2018.

The following table summarizes the aggregate amount of future cash outflows for contractual obligations:

						Payments Due by Period
(US $ millions)	2019	2020	2021	2022	2023	Thereafter	Total
Long-term debt, including interest	$34	$273	$19	$19	$325	$—	$670
Purchase commitments	37	24	14	9	5	47	136
Operating leases	7	5	3	2	2	5	24
Reforestation obligations	1	1	—	—	—	—	2

Total	$79	$303	$36	$30	$332	$52	$832

Note: The above table does not include pension and post-employment benefits plan obligations, which are discussed in the Risks and Uncertainties – Defined Benefit Pension Plan Funding section.

INVESTMENTS

Investment in Property, Plant and Equipment

(US $ millions)	2018	2017
Increased productivity and cost reduction	$144	$103
Maintenance of business	39	34
Inverness project	12	101
Environmental and safety	9	8
Capitalized interest	—	7

Total	$204	$253

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The focus of the Company’s capital reinvestment strategy is to improve production efficiency and product mix, reduce manufacturing costs and maintain the Company’s assets and high standards for environmental and safety performance. Investment in property, plant and equipment in 2018 was $204 million ($205 million including intangible assets), representing approximately 152% of depreciation and amortization (90% excluding the capital expenditure on the specific projects discussed below).

Key 2018 projects included the Grande Prairie, Alberta debottlenecking project, installation of the new finishing line as part of the Inverness, Scotland project and the rebuild project at Chambord, Quebec (all described below). Key 2017 projects included the Inverness project (described below), completion of the investment to restart the Huguley, Alabama mill in October 2017, and completion of the fines screening project at the La Sarre, Quebec mill.

Norbord is planning to make capital investments of approximately $150 million in 2019 for maintenance of business projects and projects focused on reducing manufacturing costs across the mills, as well as a portion of the Chambord, Quebec mill rebuild and Inverness, Scotland phase 2 projects (both described below). It will also include investments to support the Company’s strategy to increase the production of specialty products for industrial applications and exports. These investments will be funded with cash on hand, cash generated from operations and, if necessary, drawings under the Company’s accounts receivable securitization program or committed revolving bank lines.

Inverness Project

In January 2016, the Board of Directors approved the investment of $135 million over the subsequent two years to modernize and expand the Company’s Inverness, Scotland OSB mill, including moving the unused second press from the Grande Prairie, Alberta mill. The project was substantially completed and the new line started up in the fourth quarter of 2017, with no disruption to existing production capacity, and the mill’s stated capacity was increased from 395 to 720 MMsf (3/8-inch basis). Additional capital spending of $12 million was invested in 2018 to install a new finishing end which was completed during the fourth quarter. A total of $146 million was invested in the project, which was 8% above the $135 million budget due to significant fluctuations in the relative values of the Pound Sterling, Euro and US dollar currencies over the life of the project. The investment was funded with cash on hand and cash generated from operations.

In January 2019, the Board of Directors approved a $46 million (£35 million) second phase investment to further expand capacity at the Inverness, Scotland mill by 225 MMsf (3/8-inch basis) (200,000 cubic metres) through the addition of a second wood room and dryer. This project is expected to take approximately two years to complete and is consistent with the Company’s strategy of growing its European OSB capacity to serve rapid consumption growth in its key markets.

Grande Prairie Debottlenecking Project

The Grande Prairie, Alberta mill is one of the largest single-line OSB facilities in the world but the mill was bottlenecked in the areas before the forming line and press. During the year, the Company completed a project to redeploy the wood handling, heat energy and drying equipment from the unfinished and unused second production line to debottleneck the existing first line and support growing demand from key customers. The project was completed in the fourth quarter of 2018 and the mill’s stated capacity was increased by 100 MMsf (3/8-inch basis). Further savings are anticipated to be realized through reduced wood and natural gas usage. A total of $68 million was invested in the project, of which $44 million was invested during 2018.

Chambord Rebuild Project

Production has remained suspended at the Chambord, Quebec mill since the third quarter of 2008. The Company believes North American OSB demand will continue to grow. In order to support this anticipated growth, in August 2018 the Board of Directors approved a $71 million investment to rebuild and prepare the mill for an eventual restart. The Company has not yet made a restart decision, however, and will only do so when it is sufficiently clear that customers require more product. The project involves replacing the dryers and investing in the wood handling and finishing areas to debottleneck the mill’s manufacturing process and reduce manufacturing costs, as well as upgrades in process and personal safety systems, electrical systems and environmental equipment to bring the mill up to current standards after a decade of curtailment. The government of Quebec is investing up to C $4.8 million (US $3.6 million) in the project; less than $1 million was received during 2018. Further, the Company’s investment will qualify for Canadian investment tax credits and Quebec’s rebate program for large electricity users which will reduce cash income taxes and electricity costs, respectively, once the mill is operational. The mill’s stated capacity has been increased by 80 MMsf (3/8-inch basis). Capital spending of $27 million was invested during 2018.

20    NORBORD 2018 ANNUAL REPORT

Huguley Woodroom Project

In 2018, the Company began preliminary engineering work to plan for the rebuild and automation of the wood handling section of the Huguley, Alabama mill. A similar project was undertaken at the sister Joanna, South Carolina mill in 2014, which enabled a capacity increase of 150 MMsf (3/8-inch basis) from debottlenecking the continuous press production line. Capital spending of $1 million was invested during 2018.

Investment in Intangible Assets

In 2018, investment in intangible assets was $1 million (2017 – $4 million) consisting of the investment in software acquisition and development costs.

CAPITALIZATION

Common Share Information

At December 31	2018	2017
Shares outstanding (millions)	83.3	86.4
Dividends (US $ millions)	$417	$101
Market price at year-end (C $)	$36.30	$42.55

The decrease in shares outstanding during 2018 was primarily related to share repurchases (see Normal Course Issuer Bid), partially offset by stock option exercises. At January 31, 2019, there were 81.7 million common shares outstanding. The average daily volume traded on the Toronto Stock Exchange (TSX) during 2018 was approximately 363,000 shares compared to approximately 233,000 shares in 2017, and the average daily volume traded on the New York Stock Exchange (NYSE) was approximately 165,000 shares, up from approximately 46,000 shares in 2017.

Normal Course Issuer Bid

In October 2018, Norbord renewed its normal course issuer bid (NCIB) in accordance with TSX rules. Under the bid, Norbord may purchase up to 5,191,965 of its common shares, representing 10% of the Company’s public float of 51,919,654 common shares as of October 22, 2018, pursuant to TSX rules (a total of 86,387,210 common shares were issued and outstanding as of such date). Daily purchases of common shares may not exceed 79,704 subject to the Company’s ability to make “block” purchases under the rules of the TSX. During the year, 3.8 million shares were purchased under this bid at a cost of $102 million.

In December 2018, the Company entered into an automatic share purchase plan (ASPP) in order to facilitate the repurchase of its common shares under its NCIB during the regularly scheduled quarterly trading blackout period. As at December 31, 2018, an obligation for the future repurchase of shares under the ASPP of $38 million was recognized in accrued liabilities. In January 2019, the Company repurchased an additional 1.4 million shares under the ASPP and the Company has now exhausted the current NCIB limit with a total of 5.2 million shares repurchased for $140 million.

Norbord believed that the market price of its common shares was attractive as they were trading significantly below replacement cost and management’s view of intrinsic value and that the purchase of these common shares was an appropriate use of the Company’s funds in light of potential benefits to remaining shareholders.

Purchases were made on the open market by Norbord through the facilities of the TSX, the NYSE or Canadian or US alternative trading systems, if eligible, in accordance with the requirements of the TSX and applicable securities laws. The price that Norbord paid for any such common shares was the market price of such shares at the time of acquisition. Common shares purchased under the bid were cancelled.

Under its prior bid that commenced on November 3, 2017 and expired on November 2, 2018, Norbord previously sought and received approval from the TSX to repurchase up to 5,142,773 common shares. Norbord did not acquire any common shares under that bid.

NORBORD 2018 ANNUAL REPORT    21

Dividends

Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. Under this policy, the Board of Directors has declared the following dividends:

(C $)	Quarterly Dividend Declared per Common Share
Q2 2013 to Q4 2014	$0.60
Q1 2015 & Q2 2015	0.25
Q3 2015 to Q1 2017	0.10
Q2 2017	0.30
Q3 2017	0.50
Q4 2017 to Q2 2018	0.60
Q3 2018	4.50
Q4 2018	0.60

The dividend level was decreased twice during 2015 to maintain flexibility in the Company’s capital structure as well as to fund growth and other attractive capital investment opportunities. The dividend level was increased three times during 2017, reflecting the strength in North American benchmark OSB prices and resulting robust operating cash flow for the Company, the positive market outlook for the Company’s products and the continuing expectation that free cash flow will be sufficient to fund current growth and other capital investment commitments for the foreseeable future. In the third quarter of 2018, a dividend of C $4.50 was paid as a result of the exceptionally strong free cash flow generated in the second quarter. The dividend level returned to C $0.60 in the fourth quarter of 2018.

The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Stock Options

As at December 31, 2018, options on 1.6 million common shares were outstanding, with 41% vested. The exercise prices for the outstanding options range from C $9.96 to C $46.35, with expiry on various dates up to 2028. In 2018, 0.3 million stock options were exercised (2017 – 0.6 million stock options) resulting in the issuance of 0.3 million common shares (2017 – 0.6 million common shares) for total proceeds of $4 million (2017 – $7 million).

TRANSACTIONS WITH RELATED PARTIES

In the normal course of operations, the Company enters into various transactions with related parties which have been measured at exchange value and recognized in the consolidated financial statements. The following transactions have occurred between the Company and its related parties during 2018:

Brookfield

As at December 31, 2018, total future costs related to a 1999 asset purchase agreement between the Company and Brookfield, for which Norbord provided an indemnity, are estimated at less than $1 million and are included in other liabilities in the consolidated balance sheets.

The Company periodically engages the services of Brookfield for various financial, real estate and other business services. In 2018, the fees for services rendered were less than $1 million (2017 – less than $1 million).

Other

Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. In 2018, net sales of $92 million (2017 – $78 million) were made to Interex. At year-end, $2 million (December 31, 2017 – $3 million) due from Interex was included in accounts receivable. At year-end, the investment in Interex was less than $1 million (December 31, 2017 – less than $1 million).

22    NORBORD 2018 ANNUAL REPORT

Compensation of Key Management Personnel

The remuneration of Directors and other key management personnel was as follows:

(US $ millions)	2018	2017
Salaries, incentives and short-term benefits	$4	$4
Share-based awards	2	1

	$6	$5

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SELECTED QUARTERLY INFORMATION

	2018				2017
(US $ millions, except per share information, unless otherwise noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
SALES AND EARNINGS
Sales	501	640	707	576	596	578	536	467
Operating (loss) income	(46)	175	236	139	172	169	135	73
Adjusted EBITDA(1)	70	211	273	170	204	200	165	103
(Loss) earnings	(28)	130	174	95	160	130	97	49
Adjusted earnings(1)	26	123	167	96	123	121	95	50
PER COMMON SHARE EARNINGS
(Loss) earnings, basic	(0.32)	1.50	2.01	1.10	1.85	1.51	1.13	0.57
(Loss) earnings, diluted	(0.32)	1.49	2.00	1.09	1.84	1.50	1.12	0.57
Adjusted earnings, basic(1)	0.30	1.42	1.93	1.11	1.42	1.40	1.10	0.58
Adjusted earnings, diluted(1)	0.30	1.41	1.92	1.10	1.41	1.39	1.10	0.58
Dividends declared(2)	0.60	4.50	0.60	0.60	0.60	0.50	0.30	0.10
BALANCE SHEET
Total assets	1,942	2,130	2,250	2,097	2,103	1,951	1,772	1,725
Long-term debt	550	549	549	549	548	548	547	547
Net debt for financial covenant purposes(1)	435	377	276	422	333	449	567	580
Net debt to capitalization, market basis(1)	13%	10%	8%	13%	11%	15%	20%	22%
Net debt to capitalization, book basis(1)	28%	23%	16%	24%	21%	28%	36%	38%
KEY STATISTICS
Shipments (MMsf–3/8”)
North America	1,602	1,687	1,674	1,521	1,562	1,537	1,536	1,431
Europe	452	467	445	461	440	474	474	479
Indicative average OSB price
North Central ($/Msf–7/16”)	243	363	426	370	379	409	330	293
South East ($/Msf–7/16”)	203	305	419	331	355	354	320	292
Western Canada ($/Msf–7/16”)	184	281	403	359	328	388	324	265
Europe (€/m3)(3)	299	305	298	274	262	233	230	226
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	17%	51%	65%	42%	52%	52%	44%	29%
Return on equity (ROE)(1)	10%	44%	58%	37%	51%	58%	51%	30%
Cash provided by operating activities	126	228	250	4	222	203	144	39
Cash provided by operating activities per share(1)	1.46	2.63	2.89	0.05	2.57	2.36	1.67	0.45

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
(2)	Dividends declared per share stated in Canadian dollars.
(3)	European indicative average OSB price represents the gross delivered price to the largest continental market.

24    NORBORD 2018 ANNUAL REPORT

Quarterly results are impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as homebuilding activity and repair-and-remodelling work – the principal end uses of Norbord’s products – are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to Norbord’s operations. OSB shipment volumes and prices are affected by these factors as well as by global supply and demand conditions.

Operating working capital is typically built up in the first quarter of the year due primarily to log inventory purchases in the northern regions of North America and Europe. This inventory is generally consumed in the spring and summer months.

The demand for and the price of OSB in North America are significant variables affecting the comparability of Norbord’s results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the demand for and the price of OSB in North America. The Company estimates that the annualized impact on Adjusted EBITDA of a $10 per Msf (7/16-inch basis) change in the realized North American OSB price, when operations are running at full capacity (restated as at December 31, 2018), is approximately $64 million or $0.78 per basic share (approximately $52 million or $0.64 per basic share based on the last 12 months of production). Regional pricing variations, particularly in the Southern US and Western Canada, make the North Central benchmark price a useful, albeit imperfect, proxy for overall North American OSB pricing. Similarly in Europe, regional pricing variations and product mix also make the European OSB indicative price a useful, albeit imperfect, proxy for overall European OSB pricing. Further, premiums obtained on value-added products, the pricing lag effect of maintaining an order file, volume and trade discounts, and negotiated prices on industrial and export products cause realized prices to differ from the benchmarks for both North America and Europe.

Global commodity prices affect the prices of key raw material inputs, primarily wood fibre, resin, wax and energy, which had been increasing as the broader US economic recovery gained traction. Prices for resin, a petroleum-based product, generally follow global oil prices, and have been trending higher since the third quarter of 2016.

Norbord has significant exposure to the Canadian dollar with approximately 37% of its global (47% of North America) panel production capacity located in Canada. The Company estimates that the favourable impact of a one-cent (US) decrease in the value of the Canadian dollar would positively impact annual Adjusted EBITDA by approximately $6 million when all six of Norbord’s Canadian OSB mills operate at full capacity. Norbord also has exposure to the Euro as all but one of the Company’s European production facilities are located in the UK and export sales to the continent are denominated in Euros. The Company estimates that the favourable impact of a one-pence (UK) decrease in the value of the Euro would positively impact annual Adjusted EBITDA by less than $1 million when all UK production facilities operate at full capacity.

Items not related to ongoing business operations that had a significant impact on quarterly results include:

Impairment of Assets – Included in the fourth quarter of 2018 is an $80 million ($0.93 per basic and $0.92 per diluted share) non-cash pre-tax loss related to an impairment charge at the Company’s 100 Mile House, British Columbia mill.

Loss on Disposal of Assets – Included in the fourth quarter of 2018 is a $2 million ($0.02 per basic and diluted share)non-cash loss related to obsolete operating and maintenance supplies. As a result of investments in production equipment placed in service in 2017, included in the fourth quarter of 2017 is a $3 million ($0.03 per basic and diluted shares)non-cash loss primarily related to maintenance parts for decommissioned production equipment. Included in the third quarter of 2017 is a $2 million ($0.02 per basic and diluted share) non-cash loss for similar costs. Included in the second quarter of 2017 is a $2 million ($0.02 per basic and diluted share) non-cash loss related to decommissioned production equipment. Included in the first quarter of 2017 is a $5 million ($0.06 per basic and diluted share) non-cash loss for similar costs (see Investment in Property, Plant and Equipment).

Stock-based Compensation and Related Costs – Included in the third quarter of 2018 is $2 million ($0.02 per basic and diluted share) of stock-based compensation and related revaluation costs. Included in the second and first quarters of 2018, and third, second and first quarters of 2017 is $1 million ($0.01 per basic and diluted share) of similar costs.

Costs Related to Inverness Expansion Project – Included in the third quarter of 2017 is $1 million ($0.01 per basic and diluted share) of pre-operating costs related to the Inverness expansion project.

NORBORD 2018 ANNUAL REPORT    25

The following table reconciles Adjusted earnings to the most directly comparable IFRS measure:

(US $ millions)	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
(Loss) earnings	$(28)	$130	$174	$95	$160	$130	$97	$49
Add: Impairment of assets	80	—	—	—	—	—	—	—
Add: Loss on disposal of assets	2	—	—	—	3	2	2	5
Add: Stock-based compensation and related costs	—	2	1	1	—	1	1	1
Add: Pre-operating costs related to Inverness project	—	—	—	—	—	1	—	—
Add: Reported income tax (recovery) expense	(26)	37	53	36	6	32	30	13

Adjusted pre-tax earnings	28	169	228	132	169	166	130	68
Less: Income tax expense at statutory rate(1)	(2)	(46)	(61)	(36)	(46)	(45)	(35)	(18)

Adjusted earnings	$26	$123	$167	$96	$123	$121	$95	$50

(1)

Represents Canadian combined federal and provincial statutory rate (2018 – 26%; 2017 – 27%). Q1 to Q3 of 2018 were based on the 27% rate and a true up for the full year rate of 26% was reflected in Q4.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
(Loss) earnings	$(28)	$130	$174	$95	$160	$130	$97	$49
Add: Finance costs	9	10	10	8	6	7	8	11
Less: Interest income	(1)	(2)	(1)	—	—	—	—	—
Add: Depreciation and amortization	34	34	36	30	29	27	27	24
Add: Income tax (recovery) expense	(26)	37	53	36	6	32	30	13
Add: Impairment of assets	80	—	—	—	—	—	—	—
Add: Loss on disposal of assets	2	—	—	—	3	2	2	5
Add: Stock-based compensation and related costs	—	2	1	1	—	1	1	1
Add: Pre-operating costs related to Inverness project	—	—	—	—	—	1	—	—

Adjusted EBITDA	$70	$211	$273	$170	$204	$200	$165	$103

26    NORBORD 2018 ANNUAL REPORT

FOURTH QUARTER RESULTS

Sales in the quarter were $501 million, compared to $640 million in the third quarter of 2018 and $596 million in the fourth quarter of 2017. Quarter-over-quarter, sales decreased by $139 million primarily due to lower North American OSB prices and shipment volumes. Year-over-year, sales decreased by $95 million primarily due to lower North American OSB prices, partially offset by higher European panel prices and an increase in shipment volumes.

In the fourth quarter, North Central benchmark OSB prices averaged $243 per Msf (7/16-inch basis), down significantly versus both comparative periods as the pace of US housing growth decelerated in the second half of the year as homebuyers adjusted to higher home prices and mortgage interest rates. Combined with the usual seasonal slowdown, this negatively impacted North American prices and volumes in the fourth quarter. The table below summarizes benchmark OSB prices by region for the relevant quarters:

North American Region	% of Norbord’s Estimated Annual Operating Capacity(1)	Q4 2018 ($/Msf–7/16”)	Q3 2018 ($/Msf–7/16”)	Q4 2017 ($/Msf–7/16”)
North Central	14%	$243	$363	$379
South East	38%	203	305	355
Western Canada	30%	184	281	328

(1)	Capacity figures based on the periods presented and exclude the indefinitely curtailed Chambord, Quebec mill, which represented 6% of estimated annual capacity.

In local currency terms, European average panel prices were in line quarter-over-quarter but increased 20% year-over-year.

In North America, shipments were 5% lower than the prior quarter due to seasonality of demand and timing of annual maintenance shuts and other downtime. Shipments were up 3% compared to the same quarter last year largely from the Company’s Huguley, Alabama mill which restarted during the fourth quarter of 2017. In Europe, shipment volumes were down by 3% compared to the prior quarter primarily due to seasonality. European shipments were 3% higher compared to the same quarter last year due to timing.

Norbord’s North American OSB operating mills produced at 89% of capacity in the fourth quarter of 2018, compared to 99% in the third quarter of 2018 and 94% in the fourth quarter of 2017 (excluding the portion of the quarter that the Huguley mill was curtailed). Norbord’s European mills produced at 89% of capacity in the fourth quarter of 2018, compared to 87% in the third quarter of 2018 and 94% in the fourth quarter of 2017 (excluding the portion of the quarter that the new OSB line at Inverness, Scotland was being constructed).

Norbord recorded an operating loss of $46 million in the fourth quarter of 2018 compared to operating income of $175 million in the third quarter of 2018 and $172 million in the fourth quarter of 2017. Norbord’s Adjusted EBITDA for the fourth quarter was down $141 million from the third quarter of 2018 and $134 million from the fourth quarter of 2017. Operating income and Adjusted EBITDA have decreased versus both comparative periods primarily due to lower North American OSB prices. In addition, the operating loss for the fourth quarter of 2018 includes a non-cash pre-tax impairment of assets charge of $80 million (see 100 Mile House above).

NORBORD 2018 ANNUAL REPORT    27

Adjusted EBITDA changes are summarized in the variance table below:

(US $ millions)	Q4 2018 vs. Q3 2018	Q4 2018 vs. Q4 2017
Adjusted EBITDA – current period	$70	$70
Adjusted EBITDA – comparative period	211	204

Variance	(141)	(134)

Mill nets(1)	(110)	(112)
Volume(2)	(18)	(4)
Key input prices(3)	(3)	(13)
Key input usage(3)	(5)	6
Mill profit share and bonus	6	4
Other operating costs and foreign exchange(4)	(11)	(15)

Total	$(141)	$(134)

(1)	The mill nets variance represents the estimated impact of changes in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volume.
(2)	The volume variance represents the impact of shipment volume changes across all products.
(3)	The key inputs include fibre, resin, wax and energy.
(4)	The other operating costs and foreign exchange category covers all remaining variances including labour and benefits, maintenance, and costs to ramp up the new Inverness, Scotland line.

Adjusted EBITDA is generated from the following geographic segments:

(US $ millions)	Q4 2018	Q3 2018	Q4 2017
North America	$50	$190	$195
Europe	24	23	12
Unallocated	(4)	(2)	(3)

Total	$70	$211	$204

Norbord’s North American operations generated Adjusted EBITDA of $50 million in the fourth quarter of 2018 versus $190 million in the third quarter of 2018 and $195 million in the fourth quarter of 2017. Quarter-over-quarter, the decrease of $140 million was primarily attributed to lower OSB prices, lower shipment volumes, seasonally higher raw material usages, and the timing of maintenance shuts and related costs, partially offset by lower mill profit share costs attributed to lower earnings excluding the impairment charge. The year-over-year decrease of $145 million was primarily attributed to significantly lower OSB prices, higher raw material prices and higher maintenance-related costs, partially offset by lower mill profit share costs attributed to lower earnings excluding the impairment charge.

In the fourth quarter, Norbord’s North American OSB cash production costs per unit (excluding mill profit share) increased 9% versus the third quarter of 2018 due to seasonally higher raw material usages, the timing of annual maintenance shuts and other downtime. Unit costs increased by 10% versus the fourth quarter of 2017 due to lower production volume, higher raw material prices and higher maintenance-related costs.

Norbord’s European operations generated Adjusted EBITDA of $24 million in the fourth quarter of 2018 which is $1 million higher than the third quarter of 2018 and $12 million higher than the same quarter last year. Quarter-over-quarter, improved productivity and lower maintenance-related costs were partially offset by higher raw material prices. Year-over-year, higher average panel prices and improved raw material usages were partially offset by higher raw material prices.

Norbord recorded a loss of $28 million ($0.32 per basic and diluted share) in the fourth quarter of 2018, down from earnings of $130 million ($1.50 per basic share and $1.49 per diluted share) in the third quarter of 2018 and earnings of $160 million ($1.85 per basic share and $1.84 per diluted share) in the fourth quarter of 2017. Included in the fourth quarter of 2018 is an $80 million non-cash pre-tax impairment of assets charge (see 100 Mile House above). Included in the fourth quarter of 2017 is a $35 million net income tax recovery due to the impact of the US federal tax rate reduction from 35% to 21% on the remeasurement of deferred tax assets and liabilities.

28    NORBORD 2018 ANNUAL REPORT

Excluding the impact of non-recurring items and using a normalized Canadian statutory tax rate, Norbord recorded Adjusted earnings of $26 million ($0.30 per basic and diluted share) in the fourth quarter of 2018 compared to $123 million ($1.42 per basic share and $1.41 per diluted share) in the prior quarter and $123 million ($1.42 per basic share and $1.41 per diluted share) in the fourth quarter of 2017. Adjusted earnings decreased versus both comparative periods primarily due to the lower Adjusted EBITDA.

FINANCIAL POLICIES

Capital Allocation

Norbord considers effective capital allocation to be critical to its success. Capital is invested only when Norbord expects returns to exceed pre-determined thresholds, taking into consideration both the degree and magnitude of the relative risks and rewards and, if appropriate, strategic considerations in the establishment of new business activities or maintenance of existing business activities. Post-investment reviews are conducted on capital investment decisions to assess the results against planned project returns.

Liquidity

Norbord strives to maintain sufficient financial liquidity at all times in order to participate in attractive investment opportunities as they arise, and to withstand sudden adverse changes in economic circumstances. Management forecasts cash flows for its current and subsequent fiscal years in order to identify financing requirements. These requirements are then addressed through a combination of committed credit facilities and access to capital markets.

At year-end, the Company had unutilized liquidity of $490 million, comprising $128 million in cash and cash equivalents, $125 million undrawn under its accounts receivable securitization program and $237 million in unutilized committed revolving bank lines with nine international financial institutions, available to support its liquidity requirements.

Credit Ratings

Maintaining a stable balance sheet is an important element of Norbord’s financing strategy. Norbord believes that its record of superior operational performance and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions).

At January 31, 2019, Norbord’s long-term debt and issuer ratings were:

	DBRS		Standard & Poor’s Ratings Services		Moody’s Investors Service
Secured notes	BB		BB+		Ba1
Issuer	BB		BB		Ba1
Outlook	Positive	(1)	Positive	(2)	Stable

(1)	Outlook upgraded from Stable in May 2018.
(2)	Outlook upgraded from Stable in September 2018.

Credit ratings are intended to provide investors with an independent measure of the credit quality of any securities issue. The credit ratings accorded to debt securities by the rating agencies are not recommendations to purchase, hold or sell the debt securities, as such ratings do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgement, circumstances warrant.

Use of Financial Instruments

Norbord uses derivative financial instruments solely for the purpose of managing its interest rate, foreign exchange and commodity price exposures, as further detailed in the Risks and Uncertainties section. These activities are governed by Board-approved financial policies that cover risk identification, tolerance, measurement and reporting. Derivative transactions are executed only with approved high-quality counterparties under master netting agreements. Derivative contracts that are deemed to be highly effective in offsetting changes in the fair value, net investment or cash flows of hedged items are designated as hedges of specific exposures and, accordingly, all gains and losses on these instruments are recognized in the same manner as the item being hedged.

NORBORD 2018 ANNUAL REPORT    29

CHANGES IN ACCOUNTING POLICIES

(i)	Financial Instruments

In July 2014, the International Accounting Standards Board (IASB) issued the final publication of IFRS 9, Financial Instruments (IFRS 9), superseding IAS 39, Financial Instruments. IFRS 9 includes amended guidance for the classification and measurement of financial assets by introducing a fair value through other comprehensive income category for certain debt instruments. It also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management and contains a new impairment model which could result in earlier recognition of losses. IFRS 9 became effective for Norbord on January 1, 2018 and did not have a material impact on its consolidated financial statements.

(ii)	Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which replaces the existing revenue recognition guidance with a new framework to determine the timing of revenue recognition and the measurement of revenue. IFRS 15 and the related amendments became effective for Norbord on January 1, 2018 and did not have a material impact on its consolidated financial statements. The accounting policy has been updated accordingly.

(iii)	Share-based Payment

In June 2016, the IASB issued an amendment to IFRS 2, Share-based Payment, clarifying the accounting for certain types of share-based payment transactions. The amendments provide requirements on accounting for the effects of vesting and non-vesting conditions of cash settled share-based payments, withholding tax obligations for share-based payments with a net settlement feature, and when a modification to the terms of a share-based payment changes the classification of the transaction from cash settled to equity settled. The amendment became effective for Norbord on January 1, 2018 and did not have an impact on its consolidated financial statements.

(iv)	Foreign Currency Transactions and Advance Consideration

In December 2016, the IFRS Interpretations Committee of the IASB issued IFRIC 22, Foreign Currency Transactions and Advance Consideration (IFRIC 22). The interpretation addresses how to determine the date of the transaction when applying IAS 21, The Effects of Changes in Foreign Exchange Rates. The date of transaction determines the exchange rate to be used on initial recognition of the related asset, expense or income. IFRIC 22 became effective for Norbord on January 1, 2018 and did not have a material impact on its consolidated financial statements.

FUTURE CHANGES IN ACCOUNTING POLICIES

(i)	Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet unless certain criteria for exclusion related to short-term and low value leases are met. Norbord intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2019 using a modified retrospective approach with the cumulative effect of adopting IFRS 16 recognized as an adjustment to opening retained earnings as at January 1, 2019. Comparative information will not be restated.

Norbord has completed an assessment of the impact on its consolidated financial statements including an inventory of all outstanding leases, the impact of applying selected practical expedients and recognition exemptions, and selecting a software tool for calculating and maintaining Norbord’s lease arrangements. Based on this assessment, Norbord expects to recognize new assets (right-of-use assets) and liabilities (lease liabilities) for its operating leases of property and equipment of approximately $20 million to $25 million. In addition, the nature of expenses related to these leases will now change because IFRS 16 replaces the straight line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. No significant impact is expected on Norbord’s covenant calculations. No impact is expected for Norbord’s existing finance leases.

(ii)	Uncertainty over Income Tax Treatments

In June 2017, the IFRS Interpretations Committee of the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23). The interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation is effective for the annual period beginning on January 1, 2019. Norbord does not expect IFRIC 23 to have any impact on its consolidated financial statements.

30    NORBORD 2018 ANNUAL REPORT

(iii)	Financial Instruments

In October 2017, the IASB issued amendments to IFRS 9 with regards to prepayment features with negative compensation. These amendments are effective for the annual period beginning on January 1, 2019, and clarify that a financial asset containing prepayment features with negative compensation may be measured at amortized cost or fair value through other comprehensive income when eligibility conditions are met. Norbord has assessed its financial instruments and does not expect these amendments to have any impact on its consolidated financial statements.

(iv)	Employee Benefits

In February 2018, the IASB issued amendments to IAS 19, Employee Benefits. The amendments are effective for the annual period beginning on January 1, 2019 and clarify the actuarial assumptions to be used for defined benefit pension plans upon plan amendment, curtailment or settlement. Norbord does not expect these amendments to have any impact on its consolidated financial statements upon adoption.

SIGNIFICANT ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to select appropriate accounting policies to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. In particular, significant accounting policies, judgements and estimates utilized in the normal course of preparing the Company’s financial statements require management to make critical determinations that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates. For further information on the Company’s significant accounting policies, refer to note 2 of the consolidated financial statements.

In making estimates and judgements, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates and judgements have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in making these estimates and judgements in these financial statements. The significant estimates and judgements used in determining the recorded amount for assets and liabilities in the financial statements include the following:

Judgements

Management’s judgements made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

(i)	Functional Currency

The Company assesses the relevant factors related to the primary economic environment in which its entities operate to determine the functional currency.

(ii)	Income Taxes

In the normal course of operations, judgement is required in assessing tax interpretations, regulations and legislation and in determining the provision for income taxes, deferred tax assets and liabilities. To the extent that a recognition or derecognition of a deferred tax asset is required, current period earnings or other comprehensive income (OCI) will be affected.

Estimates

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the year ended December 31, 2018 are:

(i)	Inventory

The Company estimates the net realizable value of its finished goods and raw material inventory using estimates regarding future selling prices. The net realizable value of operating and maintenance supplies inventory uses estimates regarding replacement costs.

(ii)	Property, Plant and Equipment and Intangible Assets

When indicators of impairment are present and the recoverable amount of property, plant and equipment and intangible assets needs to be determined, the Company uses the following critical estimates: the timing of forecasted revenues; future selling prices and margins; future sales volumes; future raw materials availability; maintenance and other capital expenditures; discount rates; tax rates and undepreciated capital cost of assets for tax purposes; useful lives; and residual values.

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(iii)	Employee Benefit Plans

The net obligations associated with the defined benefit pension plans are actuarially valued using: the projected unit credit method; management’s best estimates for salary escalation, inflation and life expectancy; and a current market discount rate to match the timing and amount of pension payments.

(iv)	Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that the deductions, tax credits and tax losses can be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

(v)	Financial Instruments

The critical assumptions and estimates used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the relative creditworthiness of the Company to its counterparties; estimated future cash flows; discount rates; and volatility utilized in option valuations.

RISKS AND UNCERTAINTIES

Norbord is exposed to a number of risks and uncertainties in the normal course of its business which could have a material adverse effect on the Company’s business, financial position, operating results and cash flows. A discussion of some of the major risks and uncertainties follows.

Product Concentration and Cyclicality

OSB accounts for approximately 90% of Norbord’s panel production capacity. The price of commodity grades of OSB is one of the most volatile in the wood products industry. Norbord’s concentration on OSB increases its sensitivity to product pricing and may result in a high degree of sales and earnings volatility.

Norbord’s financial performance is principally dependent on the selling price of its products. Most of Norbord’s products are traded commodities for which no liquid futures markets exist. The markets for most of Norbord’s products, including the US housing market, are highly cyclical and characterized by periods of supply and demand imbalance, during which its product prices have tended to fluctuate significantly. In addition, since many of Norbord’s products are used for new home construction (primarily in the US, Canada, Japan and Western Europe), seasonal and annual weather changes can affect demand and sales volumes. These imbalances, which may affect different areas of Norbord’s business at different times, are influenced by numerous factors that are beyond Norbord’s control and include: changes in global and regional production capacity for a particular product or group of products; changes in the end use of those products, or the increased use of substitute products; a significant increase in longer-term interest rates; changes in the availability of mortgage financing; and the overall level of economic activity in the regions in which Norbord conducts business. In the past, Norbord has been negatively affected by declines in product pricing and has taken production downtime to manage working capital and minimize cash losses. Severe and prolonged weakness in the markets for Norbord’s products, particularly OSB, could seriously harm the Company’s financial position, operating results and cash flows, including the ability to satisfy interest and principal payments on outstanding debt and the Company’s share price.

Based on operations running at full capacity (based on the restated capacity as at December 31, 2018), the following table shows the approximate annualized impact of changes in realized product prices on Adjusted EBITDA:

	Sensitivity Factor		Impact on Adjusted EBITDA (US $ millions)
OSB – North America	$10 per Msf–7/16”		$64
OSB – Europe	€10 per 000 m	[3]	11

Liquidity

Norbord relies on long-term borrowings, access to revolving bank lines and an accounts receivable securitization program to fund its ongoing operations. The Company’s ability to refinance or renew such facilities is dependent upon its credit ratings and financial market conditions. Although Norbord has notes maturing in 2020 and 2023 and has bank lines that are committed to May 2021, financing may not be available when required or may not be available on commercially favourable or otherwise satisfactory terms in the future.

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Competition

The wood-based panels industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Norbord’s principal market is the US, where it competes with North American and, in some instances, foreign producers. Norbord’s European operations compete primarily with other European producers. Certain competitors may have lower-cost facilities than Norbord. Norbord’s ability to compete in these and other markets is dependent on a variety of factors, such as manufacturing and freight costs, availability of key production inputs, continued free access to markets, customer service, product quality, financial resources and currency exchange rates. In addition, competitors could develop new cost-effective substitutes for Norbord’s wood-based panels, or building codes could be changed making the use of Norbord’s products less attractive for certain applications.

Customer Dependence

Norbord sells its products primarily to major retail chains, contractor supply yards and industrial manufacturers, and faces strong competition for the business of significant customers. In 2018, Norbord had no customer whose purchases represented greater than 10% of total sales. Norbord generally does not have contractual assurances of future sales. As a result, the loss of a significant customer, any significant customer order cancellations or bad debts could negatively affect the Company’s sales and earnings. Continued consolidation in the retail industry could expose Norbord to increased concentration of customer dependence and increase customers’ ability to exert pricing pressure on Norbord.

Cross Border Trade

Norbord’s future performance is dependent upon international trade and, in particular, cross border trade between Canada and the US and between the UK and European Union. Access to markets in the US and other countries may be affected from time to time by various trade-related events. The Company’s financial condition and results of operations could be materially adversely affected by trade rulings, the failure to reach or adopt trade agreements, the imposition of customs duties or other tariffs, or an increase in trade restrictions in the future.

Manufacturing Inputs

Norbord is exposed to commodity price risk on most of its manufacturing inputs, which principally comprise wood fibre, resin, wax and energy. These manufacturing inputs are purchased primarily on the open market in competition with other users of such resources, and prices are influenced by factors beyond the Company’s control. Norbord may not be able to hedge the purchase price of manufacturing inputs or pass increased costs on to its customers.

Fibre Resource

Fibre for Norbord’s OSB mills comes from roundwood logs while the MDF and particleboard mills source fibre in the form of roundwood logs, wood chips, sawdust and recycled wood. Norbord’s wood fibre supply comes from several different sources. In the US, roundwood logs are primarily sourced from private and industry-owned woodlands. In Canada, Norbord holds forest licences and agreements to source roundwood logs from Crown timberlands, which are supplemented by open market and private purchases. In Europe, wood fibre is purchased from government and private landowners.

When Norbord purchases timber, wood chips, fibre and other wood recycled materials on the open market, it is in competition with other uses of such resources, where prices are influenced by factors beyond Norbord’s control. Fibre supply could also be influenced by natural events, such as forest fires, severe weather conditions, insect epidemics and other natural disasters, which may increase wood fibre costs, restrict access to wood fibre or force production curtailments. In addition, Norbord’s supply and cost of fibre may be negatively impacted by increased demand resulting from market-based or legislative initiatives to use wood-based biomass materials in the production of heat, electricity or other bio-based products.

In Canada, the Crown licences and agreements require the payment of stumpage fees for the timber harvested and compliance with specified operating, rehabilitation and silviculture management practices. They can be revoked or cancelled for non-performance and contain terms and conditions that could, under certain circumstances, result in a reduction of annual allowable timber that may be harvested by Norbord without any compensation. The Company may not be able to renew or replace the Crown licences when they come due. Any changes to government regulations and policies governing forest management practices could adversely affect the Company’s access to, or increase the cost of, wood fibre.

Aboriginal groups have claimed substantial portions of land in various Canadian provinces over which they claim Aboriginal title, or in which they have a traditional interest, and for which they are seeking compensation from various levels of government. The results of these claims and related forest policy mechanisms may adversely affect the supply of wood fibre and the commercial terms of supply agreements with provincial governments.

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Currency Exposures

Norbord reports its financial results in US dollars. A portion of Norbord’s product prices and costs is influenced by relative currency values (particularly the Canadian dollar, Pound Sterling and Euro). Significant fluctuations in relative currency values could negatively affect the cost competitiveness of the Company’s facilities, the value of its foreign investments, the results of its operations and its financial position.

Norbord’s foreign exchange exposure arises from the following sources:

•	net investments in foreign operations, limited to Norbord’s investment in its European operations which transact in both Pounds Sterling and Euros;

•	net Canadian dollar-denominated monetary assets and liabilities; and

•	committed or anticipated foreign currency-denominated transactions, primarily Canadian dollar costs in Norbord’s Canadian operations and Euro revenues in Norbord’s UK operations.

Third-party Transportation Services

Norbord relies on third-party transportation services for delivery of products to customers as well as for delivery of raw materials from suppliers. The majority of products manufactured and raw materials used are transported by rail or truck, which are highly regulated. Transportation rates and fuel surcharges are influenced by factors beyond Norbord’s control and could affect the Company’s sales and profitability. Any failure of third-party transportation providers to deliver finished goods or raw materials in a timely manner, including failure caused by adverse weather conditions, could harm the Company’s reputation, negatively affect customer relationships or disrupt production at the Company’s mills.

Employee Retention and Labour Relations

Norbord’s success depends in part on its ability to attract and retain senior management and other key employees. Competition for qualified personnel depends on economic and industry conditions, competitors’ hiring practices and the effectiveness of Norbord’s compensation programs. The loss of, or inability to recruit and retain, any such personnel could impact the Company’s ability to execute on its strategy.

Norbord’s US employees are non-unionized while its UK, Belgian and most of its Canadian mill employees are unionized – representing approximately 35% of the workforce. All of Norbord’s UK and Belgian union contracts are evergreen. Canadian union contracts typically cover a three- to five-year term, and the current contracts with Unifor representing members at the OSB mills in La Sarre, Quebec, Barwick, Ontario and Chambord, Quebec expire on June 30, 2021, July 31, 2022 and June 1, 2026, respectively. The contract with the Pulp, Paper and Woodworkers of Canada (PPWC) representing members at the OSB mill in 100 Mile House, British Columbia expires on June 30, 2023. Strikes or work stoppages could result in lost production and sales, higher costs or supply constraints if Norbord is unable to negotiate acceptable contracts with its various trade unions upon expiry.

Environmental and Other Regulations

Norbord’s operations are subject to a range of general and industry-specific laws and regulations that apply to most of the Company’s business activities. This includes environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection and site remediation. Further, the Company is required to obtain approvals, permits and licences for the operation of its manufacturing facilities which impose conditions that must be complied with. Failure to comply with applicable laws and regulations could result in fines, penalties or other enforcement actions that could impact Norbord’s production capacity or increase its production costs. The Company has incurred, and expects to continue to incur, capital expenditures and operating costs to comply with applicable laws and regulations. In addition, laws and regulations could become more stringent or subject to different interpretation in the future.

International Sales

A portion of the Company’s sales are exported to customers in developing markets. International sales present a number of risks and challenges, including but not limited to the effective marketing of the Company’s products in foreign countries, collectability of accounts receivable, tariffs and other barriers to trade and recessionary environments in foreign economies. Although the Company purchases credit insurance on all export sales, revenues could be negatively impacted by any customer losses.

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Product Liability and Legal Proceedings

Norbord produces a variety of wood-based panels that are used in new home construction, repair-and-remodelling of existing homes, furniture and fixtures, and industrial applications. In the normal course of business, the end users of Norbord’s products have in the past made, and could in the future make, claims with respect to the fitness for use of its products or claims related to product quality or performance issues. In addition, Norbord has been in the past and may in the future be involved in legal proceedings related to antitrust, negligence, personal injury, property damage and other claims against the Company or its predecessors. Norbord could face increased costs if any future claims exceed purchased insurance coverage.

Capital Intensity

The production of wood-based panels is capital intensive. There can be no assurance that key pieces of equipment will not need to be repaired or replaced, or that operation of the Company’s manufacturing facilities could not otherwise be disrupted unexpectedly, for example by adverse weather, labour disputes, information technology disruptions, power outages, fire, explosion or other hazards. In certain circumstances, the costs of repairing or replacing equipment, and the associated downtime of the affected production line, may not be insurable.

Tax Exposures

In the normal course of business, Norbord takes various positions in the filing of its tax returns, and there can be no assurance that tax authorities will not challenge such filing positions. In addition, Norbord is subject to further uncertainties concerning the interpretation and application of tax laws in various operating jurisdictions. Norbord provides for known estimated tax exposures in all jurisdictions. These exposures are settled primarily through the closure of audits with the jurisdictional taxing authorities. However, future settlements could differ materially from the Company’s estimated liabilities.

Potential Future Changes in Tax Laws

The Company’s structure is based on prevailing taxation law and practice in the local jurisdictions in which it operates. The Company is aware that new taxation rules could be enacted or that existing rules could be applied in a manner that subjects its profits to additional taxation or otherwise has a material adverse effect on its profitability, results of operations, financial condition or the trading price of its securities. Management is continually monitoring changes in tax policy, tax legislation (including in relation to taxation rates), and the interpretation of tax policy or legislation or practice that could have such an effect.

US Tax Reform Legislation

On December 22, 2017, US federal income tax reform legislation known as the Tax Cuts and Jobs Act was signed into law. Among a number of significant changes to the US federal income tax laws, the Tax Cuts and Jobs Act reduces the marginal US corporate income tax rate from 35% to 21%, limits the deduction for net interest expense, shifts the US toward a modified territorial tax system, and imposes new taxes to combat erosion of the US federal income tax base. Although the Company has recognized a net income tax recovery due to the reduction of the income tax rate, the long-term tax effect of the Tax Cuts and Jobs Act on Norbord, whether adverse or favourable, is uncertain, and may not become evident for some period of time.

Defined Benefit Pension Plan Funding

Although Norbord’s defined benefit pension plans are closed to new entrants, the Company continues to be subject to market risk on the plan assets and obligations related to existing members. Defined benefit pension plan funding requirements are based on actuarial valuations that make assumptions about the long-term expected rate of return on assets, salary escalation, life expectancy and discount rates. The Company’s latest funding valuations indicate the plans are in a solvency or going concern deficit position and therefore Norbord is required to make cash funding contributions. If actual experience differs from these assumptions or any of these assumptions change such that the solvency or going concern deficit increases, the Company would be required to increase cash funding contributions, reducing the availability of such funds for other corporate purposes.

Information Technology Infrastructure

In order to optimize performance, the Company regularly implements business process improvement initiatives and invests capital to upgrade its information technology infrastructure. These initiatives may involve risks to the operations and the Company may experience difficulties during the transition to these new or upgraded systems and processes. Difficulties in implementing new or upgraded information systems or significant system failures could disrupt operations and have a material adverse effect on the business.

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Cyber Security

Norbord relies on information technology to support the Company’s operations and to maintain business records. Some systems are internally managed and some are maintained by third-party service providers. Norbord and its service providers employ what the Company believes are adequate security measures. A security failure of that technology, security breaches of company, customer, employee and vendor information as well as a disruption of business resulting from a natural disaster, hardware or software corruption, failure or error, telecommunications system failure, service provider error, intentional or unintentional personnel actions or other disruptions could disrupt operations and have a material adverse effect on the business. Further, such disruptions could expose the Company to potential liability or other proceedings by affected individuals, business partners and/or regulators. As a result, Norbord could face increased costs if any future claims exceed purchased insurance coverage.

ASSESSMENT OF AND CHANGES IN INTERNAL CONTROLS AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

In accordance with the requirements of National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), has evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of Norbord is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO, and it is effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 and management believes that the Company’s internal control over financial reporting is operating effectively. Management’s assessment was based on the framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the CEO and CFO have concluded that Norbord’s internal control over financial reporting, as defined in NI 52-109, is designed and operating effectively.

On April 1, 2018, Norbord successfully implemented a new Enterprise Resource Planning (ERP) system in the Company’s European operations. As a result, financial and operating transactions are recorded utilizing modern functionality provided by the new ERP system. This new system is not in response to any identified deficiency or weakness in internal controls over financial reporting but to replace an aging system. The system implementation was designed, in part, to enhance the overall system of internal controls over financial reporting through further automation of various business processes. Except for the preceding change, there have been no changes in Norbord’s internal control over financial reporting during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2018 by Norbord’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that Norbord’s disclosure controls and procedures, as defined in NI 52-109, are effective.

NON-IFRS FINANCIAL MEASURES

The following non-IFRS financial measures have been used in this MD&A. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Each non-IFRS financial measure is defined below. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is provided.

Adjusted earnings is defined as earnings determined in accordance with IFRS before unusual or non-recurring items and using a normalized income tax rate. Non-recurring items include the 2018 impairment of assets charge, gain on the 2016 Quebec Asset Exchange, costs related to Norbord’s 2015 merger with Ainsworth Lumber Co. Ltd. (Ainsworth) (the Merger), pre-operating costs related to the 2017 Inverness, Scotland expansion project and costs related to the 2016 High Level, Alberta fire. Other items include non-cash losses on disposal of assets and stock-based compensation and related revaluation costs. The actual income tax expense is added back and a tax expense calculated at the Canadian combined federal and provincial statutory rate is deducted. Adjusted earnings per share is Adjusted earnings divided by the weighted average number of common shares outstanding.

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The following table reconciles Adjusted earnings to the most directly comparable IFRS measure:

(US $ millions)	2018	2017	2016
Earnings	$371	$436	$183
Add: Impairment of assets	80	—	—
Add: Loss on disposal of assets	2	12	—
Add: Stock-based compensation and related costs	4	3	2
Add: Pre-operating costs related to Inverness project	—	1	—
Less: Gain on Asset Exchange	—	—	(16)
Add: Other costs incurred to achieve Merger synergies	—	—	8
Add: Costs related to High Level fire	—	—	1
Add: Reported income tax expense	100	81	61

Adjusted pre-tax earnings	557	533	239
Less: Income tax expense at statutory rate(1)	(145)	(144)	(65)

Adjusted earnings	$412	$389	$174

(1)	Represents Canadian combined federal and provincial statutory rate (2018 – 26%; 2017 and 2016 – 27%).

Adjusted EBITDA is defined as earnings determined in accordance with IFRS before finance costs, income taxes, depreciation, amortization and other unusual or non-recurring items. Non-recurring items include the 2018 impairment of assets charge, gain on the 2016 Quebec Asset Exchange, costs related to the Merger, pre-operating costs related to the 2017 Inverness expansion project and costs related to the 2016 High Level fire. Other items include non-cash losses on disposal of assets and stock-based compensation and related revaluation costs. As Norbord operates in a cyclical commodity business, Norbord interprets Adjusted EBITDA over the cycle as a useful indicator of the Company’s ability to incur and service debt and meet capital expenditure requirements. In addition, Norbord views Adjusted EBITDA as a measure of gross profit and interprets Adjusted EBITDA trends as indicators of relative operating performance.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	2018	2017	2016
Earnings	$371	$436	$183
Add: Finance costs	37	32	52
Less: Interest income	(4)	—	—
Add: Depreciation and amortization	134	107	94
Add: Income tax expense	100	81	61
Add: Impairment of assets	80	—	—
Add: Loss on disposal of assets	2	12	—
Add: Stock-based compensation and related costs	4	3	2
Add: Pre-operating costs related to Inverness project	—	1	—
Less: Gain on Asset Exchange	—	—	(16)
Add: Other costs incurred to achieve Merger synergies	—	—	8
Add: Costs related to High Level fire	—	—	1

Adjusted EBITDA	$724	$672	$385

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The following tables reconcile Adjusted EBITDA per geographic segment to the most directly comparable IFRS measure:

	2018
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$570	$86	$(18)	$638
Add: Impairment of assets	80	—	—	80
Add: Loss on disposal of assets	2	—	—	2
Add: Stock-based compensation and related costs	—	—	4	4

Adjusted EBITDA	$652	$86	$(14)	$724

	2017
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$627	$39	$(10)	$656
Add: Loss on disposal of assets	11	1	—	12
Add: Stock-based compensation and related costs	—	—	3	3
Add: Pre-operating costs related to Inverness project	—	1	—	1

Adjusted EBITDA	$638	$41	$(7)	$672

	2016
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$363	$41	$(14)	$390
Add: Stock-based compensation and related costs	—	—	2	2
Less: Gain on Asset Exchange	(16)	—	—	(16)
Add: Other costs incurred to achieve Merger synergies	4	—	4	8
Add: Costs related to High Level fire	1	—	—	1

Adjusted EBITDA	$352	$41	$(8)	$385

(1)	EBITDA is defined as earnings before finance costs, interest income, income tax, depreciation and amortization.

EBITDA margin (%) is defined as Adjusted EBITDA as a percentage of sales. When compared with industry statistics and prior periods, Adjusted EBITDA margin can be a useful indicator of operating efficiency and a company’s ability to compete successfully with its peers. Norbord interprets Adjusted EBITDA margin trends as indicators of relative operating performance.

Operating working capital is defined as accounts receivable plus inventory plus prepaids less accounts payable and accrued liabilities. Operating working capital is a measure of the investment in accounts receivable, inventory, prepaids, accounts payable and accrued liabilities required to support operations. The Company aims to minimize its investment in operating working capital; however, the amount will vary with seasonality and with sales expansions and contractions.

(US $ millions)	2018	2017
Accounts receivable	$149	$174
Inventory	220	224
Prepaids	12	11
Accounts payable and accrued liabilities	(293)	(282)

Operating working capital	$88	$127

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Total working capital is operating working capital plus cash and cash equivalents and taxes receivable less bank advances, if any, and taxes payable.

(US $ millions)	2018	2017
Operating working capital	$88	$127
Cash and cash equivalents	128	241
Taxes receivable	—	1
Taxes payable	(28)	(74)

Total working capital	$188	$295

Capital employed is defined as the sum of property, plant and equipment, intangible assets and operating working capital. Capital employed is a measure of the total investment in a business in terms of property, plant and equipment, intangible assets and operating working capital.

(US $ millions)	2018	2017
Property, plant and equipment	$1,402	$1,421
Intangible assets	20	24
Accounts receivable	149	174
Inventory	220	224
Prepaids	12	11
Accounts payable and accrued liabilities	(293)	(282)

Capital employed	$1,510	$1,572

ROCE (return on capital employed) is Adjusted EBITDA divided by average annual or quarterly capital employed. ROCE is a measurement of financial performance, focusing on cash generation and the effective use of capital. As Norbord operates in a cyclical commodity business, it monitors ROCE over the business cycle as a useful means of comparing businesses in terms of efficiency of management. Norbord targets top-quartile ROCE among North American forest products companies over the cycle.

ROE (return on equity) is Adjusted earnings divided by common shareholders’ equity adjusted for the 2018 impairment of assets charge and the accrued share purchases as at December 31, 2018. ROE is a measure that allows common shareholders to determine how effectively their invested capital is being employed. As Norbord operates in a cyclical commodity business, it looks at ROE over the cycle and targets top-quartile performance among North American forest products companies.

(US $ millions)	2018	2017
Shareholders’ equity	$823	$1,019
Add: Impairment of assets (net of tax)	59	—
Add: Common shares to be repurchased and cancelled	42	—

Shareholders’ equity for ROE	$924	$1,019

Cash provided by operating activities per share is calculated as cash provided by operating activities as determined under IFRS, divided by the weighted average number of common shares outstanding.

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Net debt is the principal value of long-term debt, including the current portion, other long-term debt and bank advances, if any, less cash and cash equivalents. Net debt for financial covenant purposes is net debt excluding other long-term debt and including letters of credit outstanding. Net debt is a useful indicator of a company’s debt position. Net debt comprises:

(US $ millions)	2018	2017
Long-term debt, principal value	$555	$555
Less: Cash and cash equivalents	(128)	(241)

Net debt	427	314
Add: Letters of credit and guarantees	8	19

Net debt for financial covenant purposes	$435	$333

Tangible net worth consists of shareholders’ equity including certain adjustments. A minimum tangible net worth is one of two financial covenants contained in the Company’s committed bank lines. For financial covenant purposes, effective January 1, 2011, tangible net worth excludes the 2018 net impairment of assets charge, all IFRS transitional adjustments and all movement in cumulative other comprehensive income subsequent to January 1, 2011 (includes those movements related to the translation of Ainsworth in prior periods).

(US $ millions)	2018	2017
Shareholders’ equity	$823	$1,019
Add: Impairment of assets (net of tax)	59	—
Add: Other comprehensive income movement(1)	74	53
Add: Impact of Ainsworth changing functional currencies	155	155
Add: IFRS transitional adjustments	21	21

Tangible net worth	$1,132	$1,248

(1)	Cumulative subsequent to January 1, 2011.

Net debt to capitalization, book basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and tangible net worth. Net debt to capitalization on a book basis is a measure of a company’s relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. In addition, a maximum net debt to capitalization, book basis, is one of two financial covenants contained in the Company’s committed bank lines.

Net debt to capitalization, market basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and market capitalization. Market capitalization is the number of common shares outstanding at period-end multiplied by the trailing 12-month average per share market price. Net debt to capitalization, market basis, is a key measure of a company’s relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

40    NORBORD 2018 ANNUAL REPORT

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “represents,” “forecasts,” “aims,” “predicts,” “plans,” “projects,” “anticipates,” “intends,” “supports,” “continues,” “suggests,” “considers,” “potential,” “future” or variations of such words and phrases, or negative versions thereof, or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the MIP; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding compliance with environmental regulations; (12) expectations regarding income tax rates; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; and (16) historical, forecasted and other forward-looking information published by third parties such as the US Census Bureau, FEA (Forest Economic Advisors, LLC), APA, Office for National Statistics and EUROCONSTRUCT which the Company may refer to but has not independently verified.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (2) risks inherent to product concentration and cyclicality; (3) effects of competition and product pricing pressures; (4) risks inherent to customer dependence; (5) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; (6) availability of transportation services, including truck and rail services and port facilities; (7) various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; (8) impact of changes to, or non-compliance with, environmental or other regulations; (9) impact of any product liability claims in excess of insurance coverage; (10) risks inherent to a capital intensive industry; (11) impact of future outcomes of tax exposures; (12) potential future changes in tax laws; (13) effects of currency exposures and exchange rate fluctuations; (14) future operating costs; (15) availability of financing; (16) impact of future cross border trade rulings or agreements; (17) ability to implement new or upgraded information technology infrastructure; and (18) impact of information technology service disruptions or failures.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and US securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.

NORBORD 2018 ANNUAL REPORT    41

Management’s Responsibility for the Financial Statements

The accompanying consolidated financial statements have been prepared by the Company’s management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, the Company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and code of conduct throughout the Company. In addition, the Company maintains an internal audit function that conducts periodic audits of the Company’s operations.

These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, and where appropriate, reflect estimates based on management’s judgment. The financial information presented throughout the Management’s Discussion and Analysis is generally consistent with the information contained in the accompanying consolidated financial statements.

The consolidated financial statements have been further reviewed and approved by the Board of Directors acting through its Audit Committee, which is comprised of directors who are neither officers nor employees of the Company, and who are independent of the Company’s controlling shareholder. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

/s/ Peter Wijnbergen	/s/ Robin Lampard
PETER C. WIJNBERGEN	ROBIN E. LAMPARD
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Toronto, Canada

January 31, 2019

42    NORBORD 2018 ANNUAL REPORT

KPMG LLP
Bay Adelaide Centre	Telephone	(416) 777-8500
333 Bay Street Suite 4600	Fax	(416) 777-8818
Toronto ON M5H 2S5	Internet	www.kpmg.ca
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors Norbord Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Norbord Inc. (the Company) as of December 31, 2018 and December 31, 2017, the related consolidated statements of earnings, comprehensive income, cash flows, and changes in shareholders’ equity for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the financial performance and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated January 31, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2007.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

January 31, 2019

NORBORD 2018 ANNUAL REPORT    43

Management’s Report on Internal Control over Financial Statements

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO, and it is effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 and management believes that the Company’s internal control over financial reporting is operating effectively. Management’s assessment was based on the framework established in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the CEO and CFO have concluded that Norbord’s internal control over financial reporting, as defined in NI 52-109, is designed and operating effectively.

Norbord’s internal control over financial reporting as of December 31, 2018, has been audited by KPMG LLP, the Independent Registered Public Accounting Firm, who also audited Norbord’s consolidated financial statements for the year ended December 31, 2018. As stated in the Report of Independent Registered Public Accounting Firm, KPMG LLP expressed an unqualified opinion on the effectiveness of Norbord’s internal control over financial reporting as of December 31, 2018.

/s/ Peter Wijnbergen	/s/ Robin Lampard
PETER C. WIJNBERGEN	ROBIN E. LAMPARD
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Toronto, Canada

January 31, 2019

44    NORBORD 2018 ANNUAL REPORT

KPMG LLP
Bay Adelaide Centre	Telephone	(416) 777-8500
333 Bay Street Suite 4600	Fax	(416) 777-8818
Toronto ON M5H 2S5	Internet	www.kpmg.ca
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Directors Norbord Inc.:

Opinion on Internal Control over Financial Reporting

We have audited Norbord Inc.’s (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of earnings, comprehensive income, cash flows, and changes in shareholders’ equity for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated January 31, 2019 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Annual Report on Form 40-F under the section entitled “Certifications and Disclosures Regarding Controls and Procedures”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

January 31, 2019

NORBORD 2018 ANNUAL REPORT    45

Consolidated Balance Sheets

(US $ millions)	Note	Dec 31, 2018	Dec 31, 2017
Assets
Current assets
Cash and cash equivalents		$128	$241
Accounts receivable	3	149	174
Taxes receivable		—	1
Inventory	4	220	224
Prepaids		12	11

		509	651
Non-current assets
Property, plant and equipment	5	1,402	1,421
Intangible assets	6	20	24
Deferred income tax assets	13	6	4
Other assets	7	5	3

		1,433	1,452

		$1,942	$2,103

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$293	$282
Accrued liability under ASPP	14	42	—
Taxes payable		28	74

		363	356
Non-current liabilities
Long-term debt	8	550	548
Other liabilities	9	34	29
Deferred income tax liabilities	13	172	151

		756	728

Shareholders’ equity		823	1,019

		$1,942	$2,103

(See accompanying notes)

Commitments and Contingencies (note 19)

Subsequent Events (notes 3, 14)

On behalf of the Board:

/s/ Peter Gordon	/s/ Peter Wijnbergen
J. PETER GORDON	PETER C. WIJNBERGEN
Chair	President and Chief Executive Officer

46    NORBORD 2018 ANNUAL REPORT

Consolidated Statements of Earnings

Years ended December 31, (US $ millions, except per share information)	Note	2018	2017
Sales	21	$2,424	$2,177
Cost of sales		(1,686)	(1,499)
General and administrative expenses		(18)	(10)
Depreciation and amortization	21	(134)	(107)
Loss on disposal of assets, net	4, 5	(2)	(12)
Impairment of assets	5	(80)	—

Operating income		504	549
Non-operating expense:
Finance costs	12	(37)	(32)
Interest income	12	4	—

Earnings before income tax		471	517
Income tax expense	13	(100)	(81)

Earnings		$371	$436

Earnings per common share	15
Basic		$4.29	$5.06
Diluted		4.27	5.03

(See accompanying notes)

Consolidated Statements of Comprehensive Income

Years ended December 31, (US $ millions)	Note	2018	2017
Earnings		$371	$436
Other comprehensive (loss) income, net of tax
Items that will not be reclassified to earnings:
Actuarial loss on post-employment obligation	10, 13	—	(3)
Items that may be reclassified subsequently to earnings:
Foreign currency translation (loss) gain on foreign operations	13	(21)	29

Other comprehensive (loss) income, net of tax		(21)	26

Comprehensive income		$350	$462

(See accompanying notes)

NORBORD 2018 ANNUAL REPORT    47

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, (US $ millions)	Note	2018	2017
Share capital
Balance, beginning of year		$1,350	$1,341
Issue of common shares upon exercise of options and DRIP	14	11	9
Common shares repurchased and cancelled	14	(57)	—
Common shares to be repurchased and cancelled under ASPP	14	(24)	—

Balance, end of year		$1,280	$1,350

Merger reserve	14	$(96)	$(96)

Contributed surplus
Balance, beginning of year		$8	$9
Stock-based compensation	14	1	1
Stock options exercised	14	(1)	(2)
Common shares repurchased and cancelled	14	(4)	—

Balance, end of year		$4	$8

Retained deficit
Balance, beginning of year		$(67)	$(402)
Earnings		371	436
Common share dividends		(417)	(101)
Common shares repurchased and cancelled	14	(37)	—
Common shares to be repurchased and cancelled under ASPP	14	(18)	—

Balance, end of year(i)		$(168)	$(67)

Accumulated other comprehensive loss
Balance, beginning of year		$(176)	$(202)
Other comprehensive (loss) income		(21)	26

Balance, end of year	14	$(197)	$(176)

Shareholders’ equity		$823	$1,019

(See accompanying notes)

(i) Retained deficit comprised of:
Deficit arising on cashless exercise of warrants in 2013	14	$(263)	$(263)
All other retained earnings		95	196

		$(168)	$(67)

48    NORBORD 2018 ANNUAL REPORT

Consolidated Statements of Cash Flows

Years ended December 31, (US $ millions)	Note	2018	2017
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings		$371	$436
Items not affecting cash:
Depreciation and amortization	5, 6	134	107
Deferred income tax	13	19	(9)
Impairment of assets	5	80	—
Loss on disposal of assets, net	4, 5	2	12
Other items	16	(5)	(8)

		601	538
Net change in non-cash operating working capital balances	16	52	(18)
Net change in taxes receivable and taxes payable		(45)	88

		608	608

Investing activities
Investment in property, plant and equipment		(210)	(240)
Investment in intangible assets		(1)	(4)

		(211)	(244)

Financing activities
Common share dividends paid		(411)	(101)
Repayment of debt		—	(200)
Repurchase of common shares	14	(98)	—
Issue of common shares	14	4	7

		(505)	(294)

Foreign exchange revaluation on cash and cash equivalents held		(5)	10

Cash and cash equivalents
(Decrease) increase during year		(113)	80
Balance, beginning of year		241	161

Balance, end of year		$128	$241

(See accompanying notes, including note 16 for supplemental cash flow information)

NORBORD 2018 ANNUAL REPORT    49

Notes to the Consolidated Financial Statements

(in US $, unless otherwise noted)

In these consolidated financial statement notes, “Norbord” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, and “Company” means Norbord Inc. as a separate corporation, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc., or any of its consolidated subsidiaries and affiliates, which are related parties by virtue of holding a significant equity interest in the Company.

At year-end, Brookfield’s interest was approximately 42% of the outstanding common shares of the Company. Subsequent to year-end, Brookfield’s interest increased to approximately 43% as a result of the Company repurchasing its common shares under an automatic share purchase plan (ASPP) under its Normal Course Issuer Bid (NCIB) (note 14).

NOTE 1. NATURE AND DESCRIPTION OF THE COMPANY

Norbord is an international producer of wood-based panels with 17 mills in the United States (US), Europe and Canada. Norbord is a publicly traded company listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). The ticker symbol on both exchanges is “OSB”. The Company is incorporated under the Canada Business Corporations Act and is headquartered in Toronto, Ontario, Canada.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with Interpretations of the International Financial Reporting Interpretations Committee. These financial statements were authorized for issuance by the Board of Directors of the Company on January 31, 2019.

(b)	Basis of Presentation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries.

(c)	Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value (as described in note 18) and certain long-lived assets measured at fair value for impairment assessments (as described in note 5).

(d)	Functional and Presentation Currency

The US dollar is the presentation currency of the Company. Each of the Company’s subsidiaries determines its functional currency, and items included in the financial statements of each subsidiary are measured using that functional currency. The functional currency of North American operations is the US dollar and the functional currency of European operations is the Pound Sterling.

(e)	Foreign Currency Translation

Assets and liabilities of foreign operations having a functional currency other than the US dollar are translated at the rate of exchange prevailing at the reporting date, and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of shareholders’ equity in other comprehensive income (OCI). Gains or losses on foreign currency-denominated balances and transactions that are designated as hedges of net investments, if any, in these operations are reported in the same manner.

Foreign currency-denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in earnings and reported as general and administrative expenses, with the exception of gains and losses on translation of foreign currency-denominated deferred tax assets and liabilities, taxes payable and receivable, and investment tax credit receivable, if any. Gains and losses on these items are included in earnings and reported as income tax expense. Gains or losses on transactions that economically hedge these items are also included in earnings. Foreign currency-denominated revenue and expenses are translated at average rates during the period. Foreign currency-denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date. Foreign exchange gains or losses arising from intercompany loans to foreign operations, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance are considered to form part of the net investment in the foreign operation, are recognized in OCI.

50    NORBORD 2018 ANNUAL REPORT

(f)    Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits, as well as investment-grade money market securities and bank term deposits with maturities of 90 days or less from the date of purchase. Cash and cash equivalents are recorded at fair value.

(g)	Inventories

Inventories of finished goods, raw materials and operating and maintenance supplies are valued at the lower of cost and net realizable value, with cost determined on an average cost basis. The cost of finished goods inventories includes direct material, direct labour and an allocation of overhead.

(h)	Property, Plant and Equipment

Property, plant and equipment is recorded at cost less accumulated depreciation. Borrowing costs are included as part of the cost of a qualifying asset. Property and plant includes land and buildings. Buildings are depreciated on a straight-line basis over 20 to 40 years. Production equipment is depreciated using the units-of-production method. This method amortizes the cost of equipment over the estimated units to be produced during its estimated useful life, which ranges from 10 to 25 years. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over their useful lives. These periods are assessed at least annually to ensure that they continue to approximate the useful lives of the related assets.

Property, plant and equipment is tested for impairment only when there is an indication of impairment. Impairment testing is a one-step approach for both testing and measurement, with the carrying value of the asset or group of assets compared directly to the higher of fair value less costs of disposal and value in use. Fair value is measured at the sale price of the asset or group of assets in an arm’s length transaction. Value in use is based on the cash flows of the asset or group of assets, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The projection of future cash flows takes into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss exists, it is recorded against earnings. If an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of its recoverable amount and the carrying value that would have remained had no impairment loss been recognized previously. IFRS requires such reversals to be recognized in earnings if certain criteria are met.

(i)	Intangible Assets

Intangible assets consist of timber rights and software acquisition and development costs. Intangible assets are recorded at cost less accumulated amortization. Timber rights are amortized in accordance with the substance of the agreements (either on a straight-line basis or based on the volume of timber harvested). Software costs are amortized on a straight-line basis over their estimated useful lives and commence once the software is put into service. Amortization methods, useful lives and residual values are assessed at least annually. If the Company identifies events or changes in circumstances which may indicate that their carrying amount is less than the recoverable amount, the intangible assets would be reviewed for impairment as described in note 2(h) above.

(j)	Employee Future Benefits

Norbord sponsors various defined benefit and defined contribution pension plans, which cover substantially all employees and are funded in accordance with applicable plan and regulatory requirements. The benefits under Norbord’s defined benefit pension plans are generally based on an employee’s length of service and final five years’ salary. The plans do not provide for indexation of benefit payments.

The measurement date for all defined benefit pension plans is December 31. The obligations associated with Norbord’s defined benefit pension plans are actuarially valued using the projected unit credit method, management’s best estimate assumptions for salary escalation, inflation and life expectancy, and a current market discount rate. Assets are measured at fair value. The obligation in excess of plan assets is recorded as a liability and any plans with assets in excess of obligations are recorded as an asset. All actuarial gains or losses are recognized immediately through OCI.

NORBORD 2018 ANNUAL REPORT    51

(k)	Financial Instruments

The Company periodically utilizes derivative financial instruments solely to manage its foreign currency, interest rate and commodity price exposures in the ordinary course of business. Derivatives are not used for trading or speculative purposes. All hedging relationships, risk management objectives and hedging strategies are formally documented and periodically assessed to ensure that the changes in the value of these derivatives are highly effective in offsetting changes in the fair values, net investments or cash flows of the hedged exposures. Accordingly, all gains and losses (realized and unrealized, as applicable) on such derivatives are recognized in the same manner as gains and losses on the underlying exposure being hedged. Any resulting carrying amounts are included in other assets if there is an unrealized gain on the derivative, or in other liabilities if there is an unrealized loss on the derivative.

The fair values of the Company’s derivative financial instruments, if any, are determined by using observable market inputs for similar assets and liabilities. These fair values reflect the estimated amount that the Company would have paid or received if required to settle all outstanding contracts at period-end. The fair value measurements of the Company’s derivative financial instruments are classified as Level 2 of a three-level hierarchy, as fair value of these derivative instruments has been determined based on observable market inputs. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company’s future earnings or cash flows.

The Company is exposed to credit risk in the event of non-performance by its derivative counterparties. However, the Company’s Board-approved financial policies require that derivative transactions be executed only with approved highly rated counterparties under master netting agreements; therefore, the Company does not anticipate any non-performance.

The carrying value of the Company’s non-derivative financial instruments approximates fair value, except where disclosed in these notes. Fair values disclosed are determined using actual quoted market prices or, if not available, indicative prices based on similar publicly traded instruments.

(l)	Debt Issue Costs

The Company accounts for transaction costs that are directly attributable to the issuance of long-term debt by deducting such costs from the carrying amount of the long-term debt. The capitalized transaction costs are amortized to interest expense over the term of the related long-term debt using the effective interest rate method.

(m)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes and provides for temporary differences between the tax basis and carrying amounts of assets and liabilities. Accordingly, deferred tax assets and liabilities are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent that it is probable that the deductions, tax credits and tax losses can be utilized. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to the year when the asset is realized or the liability is settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date. In addition, the effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the year of enactment or substantive enactment. Current and deferred income taxes relating to items recognized directly in other comprehensive income are also recognized directly in other comprehensive income. The Company assesses recoverability of deferred tax assets based on the Company’s estimates and assumptions. At the end of each reporting period, the Company reassesses unrecognized deferred tax assets. Previously unrecognized tax assets are recognized to the extent that it has become probable that future taxable profit will support their realization, or derecognized to the extent it is no longer probable that the tax assets will be recovered.

The Company has certain non-monetary assets and liabilities for which the tax reporting currency is different from the functional currency. Translation gains or losses arising on the remeasurement of these items at current exchange rates versus historic exchange rates give rise to a temporary difference for which a deferred tax asset or liability and deferred tax expense (recovery) is recorded.

52    NORBORD 2018 ANNUAL REPORT

(n)	Share-based Payments

The Company issues both equity-settled and cash-settled share-based awards to certain employees, officers and Directors. Both types of awards are accounted for using the fair value method.

Equity-settled share-based awards are issued in the form of stock options that vest evenly over a five-year period. The fair value of the awards on the grant date is determined using a fair value model (Black-Scholes option pricing model). Each tranche of the award is considered to be a separate grant based on its respective vesting period. The fair value of each tranche is determined separately on the date of grant and recognized as compensation expense, net of forfeiture estimate, over the term of its respective vesting period, with a corresponding increase to contributed surplus. Upon exercise of the award, the issued shares are recorded at the corresponding amount in contributed surplus, plus the cash proceeds received.

Cash-settled share-based awards are issued in the form of restricted stock units (RSUs) and deferred stock units (DSUs). The fair value of the liability for RSUs is determined using the Black-Scholes option pricing model. The liabilities for the DSUs are fair valued using the closing price of the Company’s common shares on the grant date. DSUs are initially measured at fair value at the grant date, and subsequently remeasured to fair value at each reporting date until settlement. The liability related to cash-settled awards is recorded in other liabilities.

(o)	Revenue Recognition

Revenue is recognized when control of the goods has transferred to the purchaser and collectibility is reasonably assured. This is generally when goods are shipped, which is also when the performance obligations have been fulfilled under either the terms of the related sales contract or standard industry terms. The majority of product is shipped via third-party transport on a freight-on-board shipping point basis. Revenues are recorded net of discounts and incentives but inclusive of freight. In all cases, product is subject to quality testing by the Company to ensure it meets applicable standards prior to shipment.

(p)	Government Grants

Government grants relating to the acquisition of property, plant and equipment are recorded as a reduction of the cost of the asset to which it relates, with any depreciation calculated on the net amount over the related asset’s useful life. Government grants relating to income or for the reimbursement of costs are recognized in earnings in the period they become receivable and deducted against the costs for which the grants were intended to compensate.

(q)	Impairment of Non-Derivative Financial Assets

The credit risk of financial assets not classified at fair value through profit or loss is assessed at each reporting date. When the credit risk of a financial asset has increased, a provision for expected credit losses will be recorded and recognized in earnings.

(r)	Measurements of Fair Value

A number of the Company’s accounting policies and disclosures require the measurement of fair value, for both financial and non-financial assets and liabilities.

The Company has an established framework with respect to the measurement of fair values. If third-party information, such as broker quotes or pricing services, is used to measure fair values, then management assesses the evidence obtained from these sources to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy at which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation technique, as follows:

Level 1	–	unadjusted quoted prices available in active markets for identical assets or liabilities;

Level 2	–	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3	–	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

NORBORD 2018 ANNUAL REPORT    53

(s)	Critical Judgements and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make critical judgements, estimates and assumptions that affect: the reported amounts of assets, liabilities, revenues and expenses; disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the period. Actual results could differ materially from those estimates. Such differences in estimates are recognized when realized on a prospective basis.

In making estimates and judgements, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates and judgements have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in making these estimates and judgements in these financial statements. The significant estimates and judgements used in determining the recorded amount for assets and liabilities in the financial statements include the following:

A.	Judgements

Management’s judgements made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

(i)	Functional Currency

The Company assesses the relevant factors related to the primary economic environment in which its entities operate to determine their functional currency.

(ii)	Income Taxes

In the normal course of operations, judgement is required in assessing tax interpretations, regulations and legislation and in determining the provision for income taxes, deferred tax assets and liabilities. These judgements are subject to various uncertainties concerning the interpretation and application of tax laws in the filing of its tax returns in operating jurisdictions, which could materially affect the Company’s earnings or cash flows. There can be no assurance that the tax authorities will not challenge the Company’s filing positions. To the extent that a recognition or derecognition of a deferred tax asset or liability is required, current period earnings or OCI will be affected.

B.	Estimates

Significant assumptions and estimates used in determining the recorded amounts for assets, liabilities, revenues and expenses in the consolidated financial statements for the year ended December 31, 2018 are:

(i)	Inventory

The Company estimates the net realizable value of its finished goods and raw materials inventory using estimates regarding future selling prices. The net realizable value of operating and maintenance supplies inventory uses estimates regarding replacement costs.

(ii)	Property, Plant and Equipment and Intangible Assets

When indicators of impairment are present and the recoverable amount of property, plant and equipment and intangible assets needs to be determined, the Company uses the following critical estimates: the timing of forecasted revenues; future selling prices and margins; future sales volumes; future raw materials availability; maintenance and other capital expenditures; discount rates; tax rates and undepreciated capital cost of assets for tax purposes; useful lives; and residual values.

(iii)	Employee Benefit Plans

The net obligations associated with the defined benefit pension plans are actuarially valued using: the projected unit credit method; management’s best estimates for salary escalation, inflation and life expectancy; and a current market discount rate to match the timing and amount of pension payments.

(iv)	Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.

54    NORBORD 2018 ANNUAL REPORT

Deferred income tax assets are recognized for all deductible temporary differences and carryforward of unused tax credits and unused tax losses, to the extent that it is probable that the deductions, tax credits and tax losses can be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

(v)	Financial Instruments

The critical assumptions and estimates used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the relative creditworthiness of the Company to its counterparties; estimated future cash flows; discount rates; and volatility utilized in option valuations.

(t)	Changes in Accounting Policies

(i)	Financial Instruments

In July 2014, the International Accounting Standards Board (IASB) issued the final publication of IFRS 9, Financial Instruments (IFRS 9), superseding IAS 39, Financial Instruments. IFRS 9 includes amended guidance for the classification and measurement of financial assets by introducing a fair value through other comprehensive income category for certain debt instruments. It also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management and contains a new impairment model which could result in earlier recognition of losses. IFRS 9 became effective for Norbord on January 1, 2018 and did not have a material impact on its consolidated financial statements.

(ii)	Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which replaces the existing revenue recognition guidance with a new framework to determine the timing of revenue recognition and the measurement of revenue. IFRS 15 and the related amendments became effective for Norbord on January 1, 2018 and did not have a material impact on its consolidated financial statements. The accounting policy has been updated accordingly (note 2(o)).

(iii)	Share-based Payment

In June 2016, the IASB issued an amendment to IFRS 2, Share-based Payment, clarifying the accounting for certain types of share-based payment transactions. The amendments provide requirements on accounting for the effects of vesting and non-vesting conditions of cash settled share-based payments, withholding tax obligations for share-based payments with a net settlement feature, and when a modification to the terms of a share-based payment changes the classification of the transaction from cash settled to equity settled. The amendment became effective for Norbord on January 1, 2018 and did not have an impact on its consolidated financial statements.

(iv)	Foreign Currency Transactions and Advance Consideration

In December 2016, the IFRS Interpretations Committee of the IASB issued IFRIC 22, Foreign Currency Transactions and Advance Consideration (IFRIC 22). The interpretation addresses how to determine the date of the transaction when applying IAS 21, The Effects of Changes in Foreign Exchange Rates. The date of transaction determines the exchange rate to be used on initial recognition of the related asset, expense or income. IFRIC 22 became effective for Norbord on January 1, 2018 and did not have a material impact on its consolidated financial statements.

NORBORD 2018 ANNUAL REPORT    55

(u)	Future Changes in Accounting Policies

(i)	Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet unless certain criteria for exclusion related to short-term and low value leases are met. Norbord intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2019 using a modified retrospective approach with the cumulative effect of adopting IFRS 16 recognized as an adjustment to opening retained earnings as at January 1, 2019. Comparative information will not be restated.

Norbord has completed an assessment of the impact on its consolidated financial statements including an inventory of all outstanding leases, the impact of applying selected practical expedients and recognition exemptions, and selecting a software tool for calculating and maintaining Norbord’s lease arrangements. Based on this assessment, Norbord expects to recognize new assets (right-of-use assets) and liabilities (lease liabilities) for its operating leases of property and equipment of approximately $20 million to $25 million. In addition, the nature of expenses related to these leases will now change because IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. No significant impact is expected on Norbord’s financial covenant calculations (note 8). No impact is expected for Norbord’s existing finance leases.

(ii)	Uncertainty over Income Tax Treatments

In June 2017, the IFRS Interpretations Committee of the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23). The interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation is effective for the annual period beginning on January 1, 2019. Norbord does not expect IFRIC 23 to have any impact on its consolidated financial statements.

(iii)	Financial Instruments

In October 2017, the IASB issued amendments to IFRS 9 with regards to prepayment features with negative compensation. These amendments are effective for the annual period beginning on January 1, 2019, and clarify that a financial asset containing prepayment features with negative compensation may be measured at amortized cost or fair value through other comprehensive income when eligibility conditions are met. Norbord has assessed its financial instruments and does not expect these amendments to have any impact on its consolidated financial statements.

(iv)	Employee Benefits

In February 2018, the IASB issued amendments to IAS 19, Employee Benefits. The amendments are effective for the annual period beginning on January 1, 2019 and clarify the actuarial assumptions to be used for defined benefit pension plans upon plan amendment, curtailment or settlement. Norbord does not expect these amendments to have any impact on its consolidated financial statements upon adoption.

56    NORBORD 2018 ANNUAL REPORT

NOTE 3. ACCOUNTS RECEIVABLE

The Company has the ability to draw up to $125 million under a multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.

At year-end, Norbord had transferred but continued to recognize $123 million (December 31, 2017 – $153 million) in trade accounts receivable, and Norbord recorded drawings of $nil as other long-term debt (December 31, 2017 – $nil) relating to this financing program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount Norbord chooses to draw under the program at any point in time depends on the level of accounts receivable transferred and timing of cash settlements and fluctuates with the Company’s cash requirements. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes (note 17). The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs. For the year, there were no utilization charges on drawings (2017 – utilization charges ranged from 1.5% to 2.6%).

The securitization program contains no financial covenants; however, the program is subject to minimum credit-rating requirements. The Company must maintain a long-term issuer credit rating of at least single B (mid) or the equivalent. As at January 31, 2019, Norbord’s ratings were BB (DBRS), BB (Standard & Poor’s Ratings Services) and Ba1 (Moody’s Investors Service).

NOTE 4. INVENTORY

(US $ millions)	Dec 31, 2018	Dec 31, 2017
Raw materials	$72	$68
Finished goods	69	74
Operating and maintenance supplies	79	82

	$220	$224

At year-end, the provision to reflect inventories at the lower of cost and net realizable value was $20 million (December 31, 2017 – $14 million). A portion of the change in inventory provision of $2 million (2017 – $4 million) has been recognized in loss on disposal of assets on the statement of earnings. The remaining change in inventory provision of $4 million (2017 – $nil) has been included in cost of sales.

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NOTE 5. PROPERTY, PLANT AND EQUIPMENT

(US $ millions)	Land	Buildings	Production Equipment	Construction in Progress	Total
Cost
December 31, 2016	$12	$311	$1,283	$136	$1,742
Additions(1)	—	—	1	252	253
Disposals	—	(2)	(16)	—	(18)
Transfers	—	31	268	(299)	—
Effect of foreign exchange	—	3	13	9	25

December 31, 2017	12	343	1,549	98	2,002
Additions(2)	—	—	—	204	204
Disposals	—	—	(19)	—	(19)
Impairment	—	(25)	(55)	—	(80)
Transfers	—	36	178	(212)	2
Effect of foreign exchange	—	(4)	(20)	5	(19)

December 31, 2018	$12	$350	$1,633	$95	$2,090

Accumulated depreciation
December 31, 2016	$—	$100	$380	$—	$480
Depreciation	—	17	88	—	105
Disposals	—	—	(10)	—	(10)
Effect of foreign exchange	—	1	5	—	6

December 31, 2017	—	118	463	—	581
Depreciation	—	19	112	—	131
Disposals	—	—	(19)	—	(19)
Effect of foreign exchange	—	(1)	(4)	—	(5)

December 31, 2018	$—	$136	$552	$—	$688

Net
December 31, 2017	$12	$225	$1,086	$98	$1,421
December 31, 2018	12	214	1,081	95	1,402

(1)	Net of government grants of $13 million received related to the Inverness expansion project.
(2)	Net of government grants of less than $1 million received related to the Chambord project.

In 2018, an impairment loss of $80 million was recorded with respect to the Company’s mill in 100 Mile House, British Columbia reflecting the reduction in the annual allowable cut (timber allowed to be harvested from Crown lands each year) starting in 2019 and the longer-term trend of high wood costs in the region. The recoverable amount of this cash-generating unit’s (CGU) assets has been determined based on fair value less costs of disposal. The recoverable amount is categorized as Level 3 fair value measure.

The fair value less costs of disposal calculations use discounted cash flow projections that employ the following key assumptions as outlined in note 2(s). The Company considers a range of reasonably possible amounts to use for key assumptions and decides upon amounts that represent management’s best estimates. In the normal course, the Company makes changes to key assumptions so that they reflect current (at time of test) economic conditions, updates of historical information used to develop the key assumptions and changes (if any) in the Company’s debt ratings. The key assumptions for cash flow projections are based upon approved financial forecasts and are discounted at a consolidated after-tax notional rate of 9.9%.

In 2018, interest costs of $nil (2017 – $7 million) were capitalized and included in the cost of qualifying assets within additions.

58    NORBORD 2018 ANNUAL REPORT

NOTE 6. INTANGIBLE ASSETS

(US $ millions)	Cost	Accumulated Amortization	Net Book Value
December 31, 2016	$39	$(17)	$22
Additions	4	(2)	2
Effect of foreign exchange	1	(1)	—

December 31, 2017	44	(20)	24
Additions	1	(3)	(2)
Effect of foreign exchange	(2)	—	(2)

December 31, 2018	$43	$(23)	$20

NOTE 7. OTHER ASSETS

(US $ millions)	Note	Dec 31, 2018	Dec 31, 2017
Defined benefit pension asset	10	$4	$2
Unrealized monetary hedge gain	18	—	1
Other		1	—

		$5	$3

NOTE 8. LONG-TERM DEBT

(US $ millions)	Dec 31, 2018	Dec 31, 2017
Principal value
5.375% senior secured notes due December 2020	$240	$240
6.25% senior secured notes due April 2023	315	315

	555	555
Less: Unamortized debt issue costs	(5)	(7)

	$550	$548

Maturities of long-term debt are as follows:

(US $ millions)	2019	2020	2021	2022	2023	Thereafter	Total
Maturities of long-term debt	$—	$240	$—	$—	$315	$—	$555

As at December 31, 2018, the weighted average effective interest rate on the Company’s debt-related obligations was 5.9% (2017 – 5.9%).

Senior Secured Notes Due 2020

The Company’s senior secured notes due in December 2020 bear a fixed interest rate of 5.375%. The notes rank pari passu with the Company’s existing senior secured notes due in 2023 and committed revolving bank lines.

Senior Secured Notes Due 2023

The Company’s senior secured notes due in April 2023 bear a fixed interest rate of 6.25%. The notes rank pari passu with the Company’s existing senior secured notes due in 2020 and committed revolving bank lines.

Revolving Bank Lines

The Company has an aggregate commitment of $245 million under committed revolving bank lines which bear interest at money market rates plus a margin that varies with the Company’s credit rating. The maturity date of the total aggregate commitment is May 2021. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with holders of the 2020 and 2023 senior secured notes.

At year-end, none (2017 – none) of the revolving bank lines were drawn as cash, $8 million (2017 – $19 million) was utilized for letters of credit and guarantees and $237 million (2017 – $226 million) was available to support short-term liquidity requirements.

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The revolving bank lines contain two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis (note 17), of 65%. The Company was in compliance with the financial covenants at year-end.

Debt Issue Costs

Finance expense related to amortization of debt issue costs for 2018 was $2 million (2017 – $2 million).

NOTE 9. OTHER LIABILITIES

(US $ millions)	Note	Dec 31, 2018	Dec 31, 2017
Defined benefit pension obligation	10	$20	$20
Accrued employee benefits	14	6	6
Reforestation obligation		2	2
Unrealized monetary hedge loss	18	3	—
Other		3	1

		$34	$29

NOTE 10. EMPLOYEE BENEFIT PLANS

Pension Plans

Norbord has a number of pension plans in which participation is available to substantially all employees. Norbord’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. All of Norbord’s pension plans are up-to-date on their actuarial valuations in accordance with regulatory requirements.

Information about Norbord’s defined benefit pension obligations and assets is as follows:

(US $ millions)	2018	2017
Change in accrued benefit obligation during the year
Accrued benefit obligation, beginning of year	$167	$152
Current service cost	3	3
Interest on accrued benefit obligation	6	6
Benefits paid	(11)	(12)
Net actuarial (gain) loss arising from changes to:
Demographic assumptions	(1)	—
Financial assumptions	(6)	7
Foreign currency exchange rate impact	(14)	11

Accrued benefit obligation, end of year(1)	$144	$167

Change in plan assets during the year
Plan assets, beginning of year	$149	$134
Interest income	5	5
Remeasurement (losses) gains:
Return on plan assets (excluding interest income)	(9)	5
Employer contributions	6	7
Benefits paid	(11)	(12)
Administrative expenses	—	—
Foreign currency exchange rate impact	(12)	10

Plan assets, end of year(1)	$128	$149

Funded status
Accrued benefit obligation	$144	$167
Plan assets	(128)	(149)

Accrued benefit obligation in excess of plan assets(1)	$16	$18

(1)	All plans have accrued benefit obligations in excess of plan assets with the exception of the UK plan, which has been presented as other assets.

60    NORBORD 2018 ANNUAL REPORT

The components of benefit expense recognized in the statement of earnings are as follows:

(US $ millions)	2018	2017
Current service cost	$3	$3
Interest cost	1	1

Net periodic pension expense	$4	$4

The significant weighted average actuarial assumptions are as follows:

	2018	2017
Used in calculation of accrued benefit obligation, end of year
Discount rate	3.7%	3.4%
Rate of compensation increase	2.6%	2.9%
Used in calculation of net periodic pension expense for the year
Discount rate	3.2%	3.7%
Rate of compensation increase	2.6%	2.9%

The impact of a change to the significant actuarial assumptions on the accrued benefit obligation as at December 31, 2018 is as follows:

(US $ millions)	Increase	Decrease
Discount rate (0.5% change)	$(10)	$11
Compensation rate (1.0% change)	2	(2)
Future life expectancy (1 year movement)	3	(3)
Retirement age (1 year movement)	(2)	—

The weighted average asset allocation of Norbord’s defined benefit pension plan assets is as follows:

	Dec 31, 2018	Dec 31, 2017
Asset category
Equity investments	45%	55%
Fixed income investments	54%	45%
Cash	1%	—%

Total assets	100%	100%

Cost of sales and general and administrative expenses include $13 million (2017 – $12 million) related to contributions to Norbord’s defined contribution pension plans.

NORBORD 2018 ANNUAL REPORT    61

NOTE 11. EMPLOYEE COMPENSATION AND BENEFITS

Included in cost of sales and general and administrative expenses are the following:

(US $ millions)	2018	2017
Short-term employee compensation and benefits	$216	$203
Long-term employee compensation and benefits	33	32
Share-based compensation	4	2

	$253	$237

NOTE 12. FINANCE COSTS AND INTEREST INCOME

The components of finance costs were as follows:

(US $ millions)	2018	2017
Interest on long-term debt(1)	$33	$27
Interest on other long-term debt	—	1
Amortization of debt issue costs	2	2
Revolving bank lines fees and other	1	1

	36	31
Net interest expense on net pension obligation	1	1

Total finance costs	$37	$32

(1)	Net of capitalized interest of $7 million for 2017 (note 5).

Interest income consists of income earned on cash and cash equivalents.

NOTE 13. INCOME TAX

Deferred income tax balances reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities in the balance sheet and the amounts used for income tax purposes.

The source of deferred income tax balances is as follows:

(US $ millions)	Dec 31, 2018	Dec 31, 2017
Property, plant and equipment, differences in basis	$(187)	$(200)
Benefit of tax loss carryforwards	12	38
Other temporary differences in basis	9	15

Net deferred income tax liabilities	$(166)	$(147)

(US $ millions)	Dec 31, 2018	Dec 31, 2017
Deferred income tax assets	$6	$4
Deferred income tax liabilities	(172)	(151)

Net deferred income tax liabilities	$(166)	$(147)

62    NORBORD 2018 ANNUAL REPORT

As at December 31, 2018, the Company had the following tax losses available for carry forward:

	Amount (millions)		Latest Expiry Year
Tax loss carryforwards
Canada – capital loss	C $	126	Indefinite
Canada – non-capital loss	C $	19	2037
Belgium – trading loss		€32	Indefinite
United Kingdom – non-trading loss		£1	Indefinite

The loss carryforwards may be utilized before expiry to eliminate cash taxes otherwise payable. Certain benefits relating to the above losses have been included in deferred income tax assets in the consolidated financial statements. At each balance sheet date, the Company reviews its deferred income tax assets and recognizes amounts that, in the judgement of management, are probable to be utilized. During the year, the Company recognized $4 million in net deferred tax assets (2017 – $14 million) relating to prior years’ losses and temporary differences. The Company also recognized no net deferred tax liabilities (2017 – $2 million net deferred tax liabilities) related to items which were recorded in OCI. Of the total tax losses noted, the Company has not recognized €19 million (2017 – €23 million) loss carryforwards in Belgium and C $126 million (2017 – C $126 million) capital loss carryforwards in Canada.

In addition, the Company has not recognized the following tax attributes:

(US $ millions)
United States – State tax loss (2021–2037)(1)	$199
United States – State tax credits (2019–2026)	59

(1)	Aggregate loss from the states where Norbord’s mills are located, excluding Texas.

The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2018 is $843 million (December 31, 2017 – $869 million).

Income tax expense recognized in the statement of earnings comprises the following:

(US $ millions)	2018	2017
Current income tax expense	$81	$90
Deferred income tax expense (recovery)	19	(9)

Income tax expense	$100	$81

NORBORD 2018 ANNUAL REPORT    63

As a result of the US tax reform legislation enacted in December 2017, the Company recognized a net income tax recovery in 2017 of $35 million due to the impact of the US federal tax rate reduction from 35% to 21% on the remeasurement of deferred tax assets and liabilities. The income tax expense is calculated as follows:

(US $ millions)	2018	2017
Earnings before income tax	$471	$517

Income tax expense at combined Canadian federal and provincial statutory rate of 26% (2017 – 27%)	122	140
Effect of:
Change in tax rates and new legislation	—	(35)
Rate differences on foreign activities	(14)	(12)
Recognition of the benefit of prior years’ tax losses and other deferred tax assets	(4)	(14)
Remeasurement of deferred tax liabilities, net	(3)	—
Non-recognition of deferred tax assets relating to foreign exchange gain	—	1
Other	(1)	1

Income tax expense	$100	$81

Income tax expense recognized in the statement of comprehensive income comprises the following:

(US $ millions)	2018	2017
Actuarial loss on post-employment obligation	$—	$(3)
Tax	—	—

Net of tax	$—	$(3)

Foreign currency translation (loss) gain on foreign operations	$(21)	$31
Tax	—	(2)

Net of tax	$(21)	$29

NOTE 14. SHAREHOLDERS’ EQUITY

Share Capital

	2018		2017
	Shares (millions)	Amount (US $ millions)	Shares (millions)	Amount (US $ millions)
Common shares outstanding, beginning of year	86.4	$1,350	85.8	$1,341
Issuance of common shares upon exercise of options and Dividend Reinvestment Plan	0.5	11	0.6	9
Shares repurchased and cancelled in 2018	(3.6)	(57)	—	—
Shares repurchased in 2018 and cancelled in 2019	(0.2)	(2)	—	—
Shares to be repurchased and cancelled under ASPP in 2019	(1.4)	(22)	—	—

Common shares outstanding, end of year	81.7	$1,280	86.4	$1,350

As at December 31, 2018, the authorized capital stock of the Company is as follows: an unlimited number of Class A and Class B preferred shares, an unlimited number of non-voting participating shares and an unlimited number of common shares.

Normal Course Issuer Bid Program

In October 2018, the Company renewed its Normal Course Issuer Bid (NCIB) in accordance with Toronto Stock Exchange (TSX) rules. Under the NCIB, the Company may purchase up to 5,191,965 of its common shares, representing 10% of Norbord’s public float of 51,919,654 as of October 22, 2018, pursuant to TSX rules (a total of 86,387,210 common shares were issued and outstanding as of such date). Daily purchases of common shares may not exceed 79,704 subject to the Company’s ability to make “block” purchases under the rules of the TSX.

64    NORBORD 2018 ANNUAL REPORT

During the year, the Company repurchased and cancelled 3.6 million common shares under its current NCIB program for a total cost of $98 million. Of the total cost, $57 million represents a reduction in share capital, $4 million was charged to contributed surplus and the remaining $37 million was charged to retained earnings. As at December 31, 2018, an additional 0.2 million shares had been purchased but not yet cancelled and $4 million related to these shares was included in accrued liabilities.

In December 2018, the Company entered into an automatic share purchase plan (ASPP) in order to facilitate the repurchase of its common shares under its NCIB during the regularly scheduled quarterly trading blackout period. As at December 31, 2018, an obligation for the future repurchase of shares under the ASPP of $38 million has been recognized in accrued liabilities. In January 2019, the Company repurchased and cancelled an additional 1.4 million shares under the ASPP and the Company has now exhausted the current NCIB limit with a total of 5.2 million shares purchased for $140 million.

Purchases were made on the open market by the Company through the facilities of the TSX, the NYSE or Canadian or US alternative trading systems, if eligible, in accordance with the requirements of the TSX and applicable securities laws. The price that the Company paid for any such common shares was the market price of such shares at the time of acquisition. Common shares purchased under the NCIB were cancelled.

Under its prior bid that commenced on November 3, 2017 and expired on November 2, 2018, Norbord previously sought and received approval from the TSX to repurchase up to 5,142,773 common shares. Norbord did not acquire any common shares under such bid.

Dividend Reinvestment Plan

During the year, $6 million of dividends were reinvested in common shares (2017 – less than $1 million).

Merger Reserve

On March 31, 2015, the Company and Ainsworth Lumber Co. Ltd. (Ainsworth) completed an arrangement under which the Company acquired all of the outstanding common shares of Ainsworth in an all-share transaction. The Company elected not to account for this transaction as a business combination under IFRS 3, Business Combinations, as the transaction represented a combination of entities under common control of Brookfield. Accordingly, the book values of the two entities were combined and no adjustments were made to reflect fair values or to recognize any new assets or liabilities of either entity.

The merger reserve represents the difference between the fair value of the Norbord common shares on the date of issuance and the book value of Ainsworth’s net assets exchanged.

Contributed Surplus

Contributed surplus at December 31, 2018 and 2017 comprises amounts related to compensation expense on stock options issued under the Company’s stock option plan.

Share-based Payments

Stock Options

	2018		2017
	Options (millions)	Weighted Average Exercise Price (C $)	Options (millions)	Weighted Average Exercise Price (C $)
Balance, beginning of year	1.4	$27.23	1.8	$25.28
Options granted	0.5	40.33	0.2	34.96
Options exercised	(0.3)	19.83	(0.6)	15.16

Balance, end of year	1.6	$31.02	1.4	$27.23

Exercisable at year-end	0.6	$23.84	0.8	$25.03

Under the Company’s stock option plan, the Board of Directors may issue stock options to certain employees of the Company. These options vest over a five-year period and expire 10 years from the date of issue. During the year, 0.5 million stock options were granted (2017 – 0.2 million stock options) and a stock option expense of $1 million was recorded with a corresponding increase in contributed surplus (2017 – $1 million).

NORBORD 2018 ANNUAL REPORT    65

The table below outlines the significant assumptions used during the year to estimate the fair value of options granted:

	2018	2017
Risk-free interest rate	2.3%	1.1%
Expected volatility	30%	30%
Dividend yield	6.0%	1.1%
Expected option life (years)	5	5
Share price (in Canadian dollars)	$39.40	$37.72

Exercise price (in Canadian dollars)	$40.33	$34.96

Weighted average fair value per option granted (in Canadian dollars)	$4.03	$7.47

In 2018, 0.3 million common shares (2017 – 0.6 million common shares) were issued as a result of options exercised under the stock option plan for total cash proceeds of $4 million (2017 – $7 million) plus $1 million (2017 – $2 million) representing the vested fair value of the stock options. The weighted average share price on the date of exercise for 2018 was C $48.66 (2017 – C $41.89).

The following table summarizes the weighted average exercise prices and the weighted average remaining contractual life of the stock options outstanding at December 31, 2018:

		Options Outstanding		Options Exercisable
Range of Exercise Prices (C $)	Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C $)	Options	Weighted Average Exercise Price (C $)
$6.50–$10.00	58,000	3.09	$9.96	58,000	$9.96
$10.01–$15.00	87,362	1.93	14.40	87,362	14.40
$15.01–$20.00	88,210	1.25	18.00	88,210	18.00
$20.01–$25.00	8,107	5.45	21.44	8,107	21.44
$25.01–$30.00	379,000	6.58	27.13	189,000	27.05
$30.01–$35.00	406,196	6.31	32.52	211,696	31.19
$35.01–$40.00	335,000	9.87	36.56	—	—
$45.01–$50.00	190,000	9.11	46.35	—	—

	1,551,875	6.83	$31.02	642,375	$23.84

Restricted and Deferred Stock Units

The Company has a Restricted Stock Unit (RSU) Plan for designated employees of the Company and its subsidiaries. An RSU is a unit equivalent in value to a common share. Units credited under this plan vest equally over three years. Vested amounts are paid in cash within 30 days of the vesting date. In addition, holders are credited with additional units as and when dividends are paid on the Company’s common shares.

The Company also has a Deferred Common Share Unit (DSU) Plan for senior management and Directors. A DSU is a unit equivalent in value to a common share. Following the participant’s termination of services with the Company, the participant will be paid in cash the market value of the common shares represented by the DSUs. In addition, holders are credited with additional units as and when dividends are paid on the Company’s common shares.

As at December 31, 2018, the total liability outstanding related to these plans was $6 million (December 31, 2017 – $5 million), of which $4 million (December 31, 2017 – $3 million) is recorded in other liabilities and $2 million (December 31, 2017 – $2 million) is recorded in accounts payable and accrued liabilities.

66    NORBORD 2018 ANNUAL REPORT

Accumulated Other Comprehensive Loss

(US $ millions)	Dec 31, 2018	Dec 31, 2017
Foreign currency translation loss on investment in foreign operations, net of tax of $(5) (December 31, 2017 – $(5))	$(159)	$(138)
Net loss on hedge of net investment in foreign operations, net of tax of $3 (December 31, 2017 – $3)(1)	(8)	(8)
Actuarial loss on defined benefit pension obligation, net of tax of $9 (December 31, 2017 – $9)	(30)	(30)

Accumulated other comprehensive loss, net of tax	$(197)	$(176)

(1)	No net investment hedges were entered into during 2018 and 2017.

Amendment to Warrant Indenture

On March 25, 2013, the Company amended certain terms of its Warrant Indenture dated December 24, 2008 by executing a Supplemental Warrant Indenture to include a cashless exercise feature. This feature allowed warrant holders to elect to exercise their warrants on a cashless basis, and receive common shares based on the in-the-money value of their warrants. The warrants expired on December 24, 2013. In 2013, a total of 134.4 million warrants were exercised on a cashless basis resulting in the issuance of 8.4 million common shares. As required under IFRS, for the year ended December 31, 2013, the cashless exercise of the warrants resulted in:

•	an increase in share capital of $298 million, representing the fair value on the date of exercise of the common shares issued in exchange for the in-the-money value of the warrants;

•	a decrease in contributed surplus of $35 million, representing the book value of the warrants recorded at the time of their issuance; and

•	a decrease in retained earnings of $263 million, reflecting the difference between these two amounts.

NOTE 15. EARNINGS PER COMMON SHARE

(US $ millions, except share and per share information, unless otherwise noted)	2018	2017
Earnings available to common shareholders	$371	$436

Common shares (millions):
Weighted average number of common shares outstanding	86.5	86.2
Dilutive stock options(1)	0.4	0.4

Diluted number of common shares	86.9	86.6

Earnings per common share:
Basic	$4.29	$5.06
Diluted	4.27	5.03

(1)

Applicable if dilutive and when the weighted average daily closing share price for the year was greater than the exercise price for stock options. At year-end, there were 0.2 million stock options (December 31, 2017 – 0.1 million) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.

NORBORD 2018 ANNUAL REPORT    67

NOTE 16. SUPPLEMENTAL CASH FLOW INFORMATION

Other items comprise:

(US $ millions)	Note	2018	2017
Stock-based compensation		$4	$4
Pension funding greater than expense		(2)	(3)
Cash interest paid greater than interest expense		—	(6)
Amortization of debt issue costs	12	2	2
Unrealized loss (gain) on outstanding forwards	18	3	(1)
Unrealized foreign exchange gain on translation of monetary balances		(9)	(4)
Other		(3)	—

		$(5)	$(8)

The net change in non-cash operating working capital balance comprises:

(US $ millions)	2018	2017
Cash provided by (used for):
Accounts receivable	$19	$(33)
Prepaids	(1)	(1)
Inventory	6	(37)
Accounts payable and accrued liabilities	28	53

	$52	$(18)

Cash interest and income taxes comprise:

(US $ millions)	2018	2017
Cash interest paid	$34	$42
Cash interest received	(4)	—
Cash taxes paid	126	3
Cash taxes recovered	(9)	(1)

The net change in financial liabilities comprises:

(US $ millions)	2018	2017
Long-term debt	$2	$(198)
Accrued interest on long-term debt	—	(6)

Net increase (decrease) in financial liabilities	$2	$(204)

Cash and non-cash movements in financial liabilities comprise:

(US $ millions)	2018	2017
Cash movements:
Repayment of debt	$—	$(200)
Interest paid	(34)	(42)

	(34)	(242)

Non-cash movements:
Amortization of debt issue costs	2	2
Interest expense	34	36

	36	38

Net increase (decrease) in financial liabilities	$2	$(204)

68    NORBORD 2018 ANNUAL REPORT

NOTE 17. CAPITAL MANAGEMENT

The capital of the Company consists of the components of equity and debt obligations. Norbord monitors its capital structure using two key measures of its relative debt position. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet. The two key measures used are defined as follows:

Net debt to capitalization, book basis, is net debt divided by the sum of net debt and tangible net worth. Net debt consists of the principal value of long-term debt, including the current portion and bank advances (if any) less cash and cash equivalents. Consistent with the treatment under the Company’s financial covenants, letters of credit are included in net debt. Tangible net worth consists of shareholders’ equity, less certain adjustments.

Net debt to capitalization, market basis, is net debt divided by the sum of net debt and market capitalization. Net debt is calculated, as outlined above, under net debt to capitalization, book basis. Market capitalization is the number of common shares outstanding at year-end multiplied by the trailing 12-month average per share market price. Market basis capitalization is intended to correct for the low historical book value of Norbord’s asset base relative to its fair value.

NOTE 18. FINANCIAL INSTRUMENTS

Norbord has exposure to market, commodity price, interest rate, currency, counterparty credit and liquidity risks. Norbord’s primary risk management objective is to protect the Company’s balance sheet, earnings and cash flow.

Norbord’s financial risk management activities are governed by Board-approved financial policies that cover risk identification, tolerance, measurement, hedging limits, hedging products, authorization levels and reporting. Derivative contracts that are deemed to be highly effective in offsetting changes in the fair value, net investment or cash flows of hedged items are designated as hedges of specific exposures. Gains and losses on these instruments are recognized in the same manner as the item being hedged. Hedge ineffectiveness, if any, is measured and included in current period earnings.

Market Risk

Norbord purchases commodity inputs, issues debt at fixed and floating interest rates, invests surplus cash, sells product, purchases inputs in foreign currencies and invests in foreign operations. These activities expose the Company to market risk from changes in commodity prices, interest rates and foreign exchange rates, which affects the Company’s balance sheet, earnings and cash flows. The Company periodically uses derivatives as part of its overall financial risk management policy to manage certain exposures to market risk that result from these activities.

Commodity Price Risk

Norbord is exposed to commodity price risk on most of its manufacturing inputs, which principally comprise wood fibre, resin and energy. These manufacturing inputs are purchased primarily on the open market in competition with other users of such resources, and prices are influenced by factors beyond Norbord’s control.

Norbord monitors market developments in all commodity prices to which it is materially exposed. No liquid futures markets exist for the majority of Norbord’s commodity inputs, but, where possible, Norbord will hedge a portion of its commodity price exposure up to Board-approved limits in order to reduce the potential negative impact of rising commodity input prices. Should Norbord decide to hedge any of this exposure, it will lock in prices directly with its suppliers or, if unfeasible, purchase financial hedges where liquid markets exist.

At December 31, 2018, Norbord has economically hedged approximately 5% (December 31, 2017 – 6%) of its 2019 expected natural gas consumption by locking in the price directly with its suppliers. Approximately 57% (2017 – 62%) of Norbord’s forecasted electricity consumption is purchased in regulated markets, and Norbord has hedged approximately 30% (December 31, 2017 – 43%) of its 2019 deregulated electricity consumption. While these contracts are derivatives, they are exempt from being accounted for as financial instruments as they are considered normal purchases for the purpose of consumption.

Interest Rate Risk

Norbord’s financing strategy is to access public and private capital markets to raise long-term core financing, and to utilize the banking market to provide committed standby credit facilities supporting its short-term cash flow needs. The Company has fixed-rate debt, which subjects it to interest rate price risk, and has floating-rate debt, which subjects it to interest rate cash flow risk. In addition, the Company invests surplus cash in bank deposits and short-term money market securities.

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Currency Risk

Norbord’s primary foreign exchange exposure arises from the following sources:

•	net investments in foreign operations, limited to Norbord’s investment in its European operations which transact in both Pounds Sterling and Euros;

•	Canadian dollar-denominated monetary assets and liabilities; and

•	committed or anticipated foreign currency-denominated transactions, primarily Canadian dollar costs in Norbord’s Canadian operations and Euro revenues in Norbord’s UK operations.

Under the Company’s risk management policy, the Company may hedge up to 100% of its significant balance sheet foreign exchange exposures by entering into cross-currency swaps and forward foreign exchange contracts. The Company may also hedge a portion of future foreign currency-denominated cash flows, using forward foreign exchange contracts or options for periods of up to three years, in order to reduce the potential negative effect of a strengthening Canadian dollar versus the US dollar, or a weakening Euro versus the Pound Sterling. Refer to Non-Derivative Financial Instruments and Derivative Financial Instruments sections below.

Counterparty Credit Risk

Norbord invests surplus cash in bank deposits and short-term money market securities, sells its product to customers on standard market credit terms and uses derivatives to manage its market risk exposures. These activities expose the Company to counterparty credit risk that would result if the counterparty failed to meet its obligations in accordance with the terms and conditions of its contracts with the Company.

Norbord operates in a cyclical commodity business. Accounts receivable credit risk is mitigated through established credit management techniques, including conducting financial and other assessments to establish and monitor a customer’s creditworthiness, setting customer limits, monitoring exposures against these limits and, in some instances, purchasing credit insurance or obtaining trade letters of credit. At year-end, the key performance metrics on the Company’s accounts receivable are in line with prior years. As at December 31, 2018, the provision for doubtful accounts was less than $1 million (December 31, 2017 – less than $1 million). In 2018, Norbord had no customers (2017 – one customer) whose purchases represented greater than 10% of total sales.

Under an accounts receivable securitization program (note 3), Norbord has transferred substantially all of its present and future trade accounts receivable to a third-party trust, sponsored by a highly rated Canadian financial institution, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. At December 31, 2018, Norbord had no drawings (December 31, 2017 – no drawings) relating to this program. The fair value of the deferred purchase price approximates its carrying value as a result of the short accounts receivable collection cycle and negligible historical credit losses.

Surplus cash is only invested with counterparties meeting minimum credit quality requirements and concentration limits. Derivative transactions are executed only with approved high-quality counterparties under master netting agreements. The Company monitors and manages its concentration of counterparty credit risk on an ongoing basis.

The Company’s maximum counterparty credit exposure at year-end consisted of the carrying amount of cash and cash equivalents and accounts receivable, which approximate fair value, and the fair value of derivative financial assets.

Liquidity Risk

Norbord strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances. Management forecasts cash flows for its current and subsequent fiscal years in order to identify financing requirements. These requirements are then addressed through a combination of committed credit facilities and access to capital markets.

At December 31, 2018, Norbord had $128 million in cash and cash equivalents, $125 million undrawn under its accounts receivable securitization program and $237 million in unutilized committed revolving bank lines.

70    NORBORD 2018 ANNUAL REPORT

Financial Liabilities

The following table summarizes the aggregate amount of contractual future cash outflows for the Company’s financial liabilities:

						Payments Due by Year
(US $ millions)	2019	2020	2021	2022	2023	Thereafter	Total
Principal	$—	$240	$—	$—	$315	$—	$555
Interest	34	33	19	19	10	—	115

Long-term debt, including interest	$34	$273	$19	$19	$325	$—	$670

Note: The above table does not include pension and post-employment benefit plan obligations.

Non-Derivative Financial Instruments

The net book values and fair values of non-derivative financial instruments were as follows:

		Dec 31, 2018		Dec 31, 2017
(US $ millions)	Financial Instrument Category	Net Book Value	Fair Value	Net Book Value	Fair Value
Financial assets:
Cash and cash equivalents	Fair value through profit or loss	$128	$128	$241	$241
Accounts receivable	Amortised cost	149	149	174	174
Other assets	Amortised cost	4	4	2	2

		$281	$281	$417	$417

Financial liabilities:
Accounts payable and accrued liabilities	Amortised cost	$293	$293	$282	$282
Automatic share purchase plan accrual	Amortised cost	42	42	—	—
Long-term debt(1)	Amortised cost	555	556	555	597
Other liabilities	Amortised cost	34	34	29	29

		$924	$925	$866	$908

(1)	Principal value of long-term debt excluding debt issue costs of $5 million (2017 – $7 million) (note 8).

Derivative Financial Instruments

Canadian Dollar Monetary Hedge

At December 31, 2018, the Company had foreign currency forward contracts with various financial institutions representing a notional amount of C $143 million (December 31, 2017 – C $41 million) in place to sell US dollars and buy Canadian dollars with maturities in January 2019. The fair value of these contracts at year-end is an unrealized loss of $3 million (December 31, 2017 – an unrealized gain of $1 million); the carrying value of the derivative instrument is equivalent to the unrealized loss at year-end and is included in other liabilities. In 2018, realized losses on the Company’s matured hedges were $3 million (2017 – gains of $4 million) and are included in earnings. A one-cent change in the exchange rate would result in a $1 million impact.

Euro Cash Flow Hedge

At year-end, the Company had foreign currency options representing a notional amount of €30 million (December 31, 2017 – €60 million) in place to buy Pounds Sterling and sell Euros with maturities between January 2019 and June 2019. The fair value of these contracts at year-end is an unrealized gain of less than $1 million (December 31, 2017 – less than $1 million). A one-cent change in the exchange rate would result in a less than $1 million impact.

Derivative instruments are measured at fair value as determined using valuation techniques under Level 2 of the fair value hierarchy. The fair values of over-the-counter derivative financial instruments are based on broker quotes or observable market rates. Those quotes are tested for reasonableness by discounting expected future cash flows using market interest and exchange rates for a similar instrument at the measurement date. Fair values reflect the credit risk of the instrument for the Company and counterparty when appropriate. Realized and unrealized gains and losses on derivative financial instruments are offset by realized and unrealized losses and gains on the underlying exposures being hedged and are recorded in earnings as they occur.

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NOTE 19. COMMITMENTS AND CONTINGENCIES

The Company has provided certain guarantees, commitments and indemnifications, including those related to former businesses. The maximum amounts from many of these items cannot be reasonably estimated at this time. However, in certain circumstances, the Company has recourse against other parties to mitigate the risk of loss. In the normal course of its business activities, the Company is subject to claims and legal actions that may be made against its customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at period-end cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, financial performance, or cash flows.

The Company has entered into various commitments as follows:

	Payments Due by Period
(US $ millions)	Less than 1 Year	1–5 Years	Thereafter	Total
Purchase commitments	$37	$52	$47	$136
Operating leases	7	12	5	24
Reforestation obligations	1	1	—	2

	$45	$65	$52	$162

Purchase commitments relate to the purchase of property, plant and equipment and long-term purchase contracts with minimum fixed payment amounts.

NOTE 20. RELATED PARTY TRANSACTIONS

In the normal course of operations, Norbord enters into various transactions with related parties which have been measured at exchange value and recognized in the consolidated financial statements. The following transactions have occurred between Norbord and its related parties during the normal course of business.

Brookfield

As at December 31, 2018, total future costs related to a 1999 asset purchase agreement between the Company and Brookfield, for which Norbord provided an indemnity, are estimated at less than $1 million and are included in other liabilities in the consolidated balance sheets.

Norbord periodically engages the services of Brookfield for various financial, real estate and other business services. In 2018, the fees for services rendered were less than $1 million (2017 – less than $1 million).

Other

Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. In 2018, net sales of $92 million (2017 – $78 million) were made to Interex. At year-end, $2 million (December 31, 2017 – $3 million) due from Interex was included in accounts receivable. At year-end, the investment in Interex was less than $1 million (December 31, 2017 – less than $1 million) and is included in other assets.

Compensation of Key Management Personnel

The remuneration of Directors and other key management personnel was as follows:

(US $ millions)	2018	2017
Salaries, incentives and short-term benefits	$4	$4
Share-based awards	2	1

	$6	$5

72    NORBORD 2018 ANNUAL REPORT

NOTE 21. GEOGRAPHIC SEGMENTS

The Company operates principally in North America and Europe. Sales by geographic segment are determined based on the origin of shipment.

	Note				2018
(US $ millions)		North America	Europe	Unallocated	Total
Sales		$1,907	$517	$—	$2,424
EBITDA(1)		570	86	(18)	638
Depreciation and amortization	5, 6	111	23	—	134
Additions to property, plant and equipment	5	186	19	—	205
Property, plant and equipment	5	1,159	243	—	1,402

					2017
(US $ millions)		North America	Europe	Unallocated	Total
Sales		$1,747	$430	$—	$2,177
EBITDA(1)		627	39	(10)	656
Depreciation and amortization	5, 6	94	13	—	107
Additions to property, plant and equipment	5	142	111	—	253
Property, plant and equipment	5	1,168	253	—	1,421

(1)

EBITDA is a non-IFRS financial measure, which the Company uses to assess segment performance and operating results. The Company defines EBITDA as earnings before finance costs, interest income, income tax, depreciation and amortization. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

NORBORD 2018 ANNUAL REPORT    73

Five-Year Historical Review

(unaudited)
(in US $ millions, except per share information)	2018	2017	2016	2015	2014
EARNINGS
Sales	$2,424	$2,177	$1,766	$1,509	$1,601

Adjusted EBITDA(1)	724	672	385	125	119
Depreciation and amortization	(134)	(107)	(94)	(86)	(85)
Finance costs, net	(33)	(32)	(52)	(55)	(53)
Impairment of assets	(80)	—	—	—	—
Loss on disposal of assets	(2)	(12)	—	(1)	(2)
Stock-based compensation and related costs	(4)	(3)	(2)	(2)	(2)
Pre-operating costs related to Inverness project	—	(1)	—	—	—
Gain on Asset Exchange	—	—	16	—	—
Merger transaction costs	—	—	—	(8)	(10)
Severance and other costs to achieve Merger synergies	—	—	(8)	(7)	—
Costs related to High Level fire	—	—	(1)	—	—
Costs on early debt extinguishment	—	—	—	(25)	—
Foreign exchange loss on Ainsworth Notes	—	—	—	(28)	(28)
Gain (loss) on derivative financial instrument on Ainsworth Notes	—	—	—	4	(11)
Costs related to terminated LP acquisition	—	—	—	—	(2)

Earnings (loss) before income tax	471	517	244	(83)	(74)
Income tax (expense) recovery	(100)	(81)	(61)	27	35

Earnings (loss)	371	436	183	(56)	(39)

Adjusted earnings (loss)(1)	$412	$389	$174	$(12)	$(15)

Per common share
Earnings (loss), basic	$4.29	$5.06	$2.14	$(0.66)	$(0.46)
Earnings (loss), diluted	4.27	5.03	2.13	(0.66)	(0.46)
Adjusted earnings (loss), basic(1)	4.76	4.51	2.03	(0.14)	(0.18)
Adjusted earnings (loss), diluted(1)	4.74	4.49	2.02	(0.14)	(0.18)

FINANCIAL POSITION
Cash and cash equivalents	$128	$241	$161	$9	$92
Operating working capital(1)	88	127	118	125	106
Property, plant and equipment	1,402	1,421	1,262	1,260	1,341
Net debt for financial covenant purposes(1,2)	435	333	619	751	418
Tangible net worth for financial covenant purposes(1,2)	1,132	1,248	905	724	404
Net debt to capitalization, book basis(1,2)	28%	21%	41%	51%	51%

CASH FLOW
Cash provided by operating activities	$608	$608	$313	$24	$16
Cash used for investing activities	(211)	(244)	(94)	(68)	(113)
Cash used for financing activities	(505)	(294)	(52)	(27)	(125)
Foreign exchange revaluation on cash and cash equivalents held	(5)	10	(15)	(12)	(13)

(Decrease) increase in cash and cash equivalents	$(113)	$80	$152	$(83)	$(235)

PER COMMON SHARE
Dividends declared (C $)	$6.30	$1.50	$0.40	$0.70	$2.40
Stock price (TSX) (C $)
High	58.46	51.75	35.67	29.07	32.92
Low	32.29	31.38	19.90	19.14	20.82
Close	36.30	42.55	33.91	26.95	26.34

(1)	Non-IFRS measure; see the Non-IFRS Financial Measures section on page 37.
(2)	2014 figures have not been restated for the Merger as financial covenants pre-Merger were based on Norbord on a standalone basis.

74    NORBORD 2018 ANNUAL REPORT

Selected Quarterly Information

(unaudited) (in US $ millions, except per share information)	Q1	Q2	Q3	Q4	2018 Total
Sales
North America	$448	$577	$508	$374	$1,907
Europe	128	130	132	127	517

Total	576	707	640	501	2,424

Adjusted EBITDA(1)
North America	156	256	190	50	652
Europe	18	21	23	24	86
Unallocated	(4)	(4)	(2)	(4)	(14)

Total	170	273	211	70	724

Depreciation and amortization	(30)	(36)	(34)	(34)	(134)
Finance costs, net	(8)	(9)	(8)	(8)	(33)
Impairment of assets	—	—	—	(80)	(80)
Loss on disposal of assets	—	—	—	(2)	(2)
Stock-based compensation and related costs	(1)	(1)	(2)	—	(4)
Pre-operating costs related to Inverness project	—	—	—	—	—

Earnings (loss) before income tax	131	227	167	(54)	471
Income tax (expense) recovery	(36)	(53)	(37)	26	(100)

Earnings	95	174	130	(28)	371

Adjusted earnings(1)	$96	$167	$123	$26	$412

Per common share
Earnings (loss), basic	$1.10	$2.01	$1.50	$(0.32)	$4.29
Earnings (loss), diluted	1.09	2.00	1.49	(0.32)	4.27
Adjusted earnings, basic(1)	1.11	1.93	1.42	0.30	4.76
Adjusted earnings, diluted(1)	1.10	1.92	1.41	0.30	4.74
Cash provided by operating activities(1)	0.05	2.89	2.63	1.46	7.03
Dividends declared(2)	0.60	0.60	4.50	0.60	6.30

Key performance metrics
Return on capital employed (ROCE)(1)	42%	65%	51%	17%	47%
Net debt for financial covenant purposes(1)	$422	$276	$377	$435
Tangible net worth for financial covenant purposes(1)	1,305	1,441	1,278	1,132
Net debt to capitalization, market basis(1)	13%	8%	10%	13%
Net debt to capitalization, book basis(1)	24%	16%	23%	28%

(1)	Non-IFRS measure; see the Non-IFRS Financial Measures section on page 37.
(2)	Dividends declared per share stated in Canadian dollars.

NORBORD 2018 ANNUAL REPORT    75

(unaudited) (in US $ millions, except per share information)	Q1	Q2	Q3	Q4	2017 Total
Sales
North America	$367	$431	$464	$485	$1,747
Europe	100	105	114	111	430

Total	467	536	578	596	2,177

Adjusted EBITDA(1)
North America	102	157	184	195	638
Europe	6	9	14	12	41
Unallocated	(5)	(1)	2	(3)	(7)

Total	103	165	200	204	672

Depreciation and amortization	(24)	(27)	(27)	(29)	(107)
Finance costs	(11)	(8)	(7)	(6)	(32)
Impairment of assets	—	—	—	—	—
Loss on disposal of assets	(5)	(2)	(2)	(3)	(12)
Stock-based compensation and related costs	(1)	(1)	(1)	—	(3)
Pre-operating costs related to Inverness project	—	—	(1)	—	(1)

Earnings before income tax	62	127	162	166	517
Income tax expense	(13)	(30)	(32)	(6)	(81)

Earnings	49	97	130	160	436

Adjusted earnings(1)	$50	$95	$121	$123	$389

Per common share
Earnings, basic	$0.57	$1.13	$1.51	$1.85	$5.06
Earnings, diluted	0.57	1.12	1.50	1.84	5.03
Adjusted earnings, basic(1)	0.58	1.10	1.40	1.42	4.51
Adjusted earnings, diluted(1)	0.58	1.10	1.39	1.41	4.49
Cash provided by operating activities(1)	0.45	1.67	2.36	2.57	7.05
Dividends declared(2)	0.10	0.30	0.50	0.60	1.50

Key performance metrics
Return on capital employed (ROCE)(1)	29%	44%	52%	52%	45%
Net debt for financial covenant purposes(1)	$580	$567	$449	$333
Tangible net worth for financial covenant purposes(1)	951	1,028	1,128	1,248
Net debt to capitalization, market basis(1)	22%	20%	15%	11%
Net debt to capitalization, book basis(1)	38%	36%	28%	21%

(1)	Non-IFRS measure; see the Non-IFRS Financial Measures section on page 37.
(2)	Dividends declared per share stated in Canadian dollars.

76    NORBORD 2018 ANNUAL REPORT

Glossary

Bsf: Measurement for panel products equal to a billion square feet. This measurement is calculated on either a 3/8-inch or 7/16-inch thick basis.

m3: Cubic metre. A measure of volume equal to approximately 1,130 square feet (3/8-inch basis).

MDF: Medium density fibreboard. A panelboard produced by chemically bonding highly refined wood fibres of uniform size under heat and pressure.

Msf (MMsf): Measurement for panel products equal to a thousand (million) square feet. This measurement is calculated on either a 3/8-inch or 7/16-inch thick basis.

OSB: Oriented strand board. An engineered structural wood panel produced by chemically bonding wood strands in a uniform direction under heat and pressure.

Panelboard: Oriented strand board, particleboard, medium density fibreboard and plywood.

Particleboard: A panelboard produced by chemically bonding clean sawdust, small wood particles and recycled wood fibre under heat and pressure.

Plywood: A panelboard produced by chemically bonding thin layers of solid wood veneers.

NORBORD 2018 ANNUAL REPORT    77

Board of Directors

Jack Cockwell Director since 1987 Director, Brookfield Asset Management Inc. Pierre Dupuis Director since 1995 Corporate Director Paul Gagné Director since 2015 Corporate Director

Peter Gordon

Chair

Director since 2015

Managing Partner and

Chief Operating Officer,

Brookfield Private Equity Group

Paul Houston

Lead Director

Director since 2015

Corporate Director

Denise Nemchev

Director since 2018

President and Chief

Executive Officer,

tvONE Inc.

Denis Turcotte Director since 2012 Managing Partner, Brookfield Private Equity Group Peter Wijnbergen Director since 2014 President and Chief Executive Officer, Norbord Inc.

.

Additional details on Norbord’s Directors are provided in the Management Proxy Circular dated March 4, 2019, which is available on Norbord’s website at www.norbord.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Senior Management

Peter Gordon Chair Peter Wijnbergen President and Chief Executive Officer Robin Lampard Senior Vice President and Chief Financial Officer	Nigel Banks Senior Vice President, Corporate Services Mark Dubois-Phillips Senior Vice President, Sales, Marketing and Logistics	Kevin Burke Senior Vice President, North American Operations Alan McMeekin Senior Vice President, Europe

78    NORBORD 2018 ANNUAL REPORT

Corporate Information

Norbord Inc.

1 Toronto Street, Suite 600

Toronto, Ontario

M5C 2W4

416-365-0705

1-888-667-2673

www.norbord.com

info@norbord.com

TSX and NYSE stock symbol: OSB

Sales

Toronto, Ontario

416-365-0705

1-800-387-1740

Cowie, Scotland

011-44-1786-819220

2019 Financial Calendar

Norbord Year-End           December 31

(dates on or about)

Q1 Earnings Release        May 2, 2019

Q2 Earnings Release        August 1, 2019

Q3 Earnings Release        October 31, 2019

Q4 and 2019 Full Year     February 5, 2020

Annual Meeting of Shareholders

Thursday, May 2, 2019 at 10:00 a.m.

The Albany Club

91 King Street East

Toronto, Ontario

M5C 1G3

Media and Investor Relations

Heather Colpitts

Senior Manager, Corporate Affairs

416-365-0705

info@norbord.com

Shareholder Inquiries

Elaine Toomey

Assistant Corporate Secretary

416-365-0705

info@norbord.com

Shareholder Information

Main Transfer Agent & Registrar

AST Trust Company (Canada)

1 Toronto Street, Suite 1200

Toronto, Ontario

M5C 2V6

416-682-3860

1-800-387-0825

inquiries@astfinancial.com

Co-Transfer Agent & Registrar

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, NY

11219

1-800-937-5449

718-236-2641

info@amstock.com

To receive additional copies of this report, please

contact us at 1-888-667-2673, 416-365-0705 or info@norbord.com.

NORBORD 2018 ANNUAL REPORT    79